U.S. Securities and Exchange Commission
                             Washington, D.C. 20549



                                   Form 10-SB



       GENERAL  FORM FOR  REGISTRATION  OF  SECURITIES  OF SMALL
        BUSINESS  ISSUERS  Under  Section  12(b)  or (g) of the
                  Securities Exchange Act of 1934



                            APTA HOLDINGS, INC.
               (Name of Small Business Issuer in Its Charter)



           Delaware                                           22-3662292
 (State or Other Jurisdiction of                           (I.R.S. Employer
 Incorporation or Organization)                            Identification No.)



  215 West Main Street, Maple Shade, New Jersey                       08052
(Address of Principal Executive Offices)                            (Zip Code)



                                 (856) 667-0600
                           (Issuer's Telephone Number)


Securities to be registered pursuant to 12(b) of the Act: None

Securities to be registered pursuant to 12(g) of the Act:


                          Common Stock $.001 Par Value
                                (Title of Class)






                                     PART I


ITEM 1.  DESCRIPTION OF BUSINESS

General
--------

Apta Holdings, Inc. ("Apta" or the "Company") was incorporated on June 4, 1999 in the State of Delaware as a wholly owned subsidiary of ARCA Corp. On June 28, 1999, the Company acquired 100% of the assets and liabilities of the parent, ARCA, as part of a merger by ARCA with another company. Apta is filing this Form 10-SB on a voluntary basis.

Included in the assets acquired by Apta were ARCA's wholly owned real estate subsidiary, Spring Village Holdings, Inc. and ARCA's 80% owned finance company subsidiary, Beran Corp. The following discussion of the business of the Company includes the businesses of the two subsidiaries and incorporates the prior activities of ARCA Corp.

The Company is currently engaged in two lines of business; owning and operating income producing real estate, and the originating and servicing of loans to businesses, generally secured by real estate or other business assets ("business lending"), and to individuals, generally secured by vehicles or other personal property ("consumer lending").

On December 31, 1995, the Company acquired through a subsidiary an 80% controlling interest in a 124 unit apartment complex. The Company secured bridge financing to make certain improvements needed to refinance the property. Upon completion of the improvements, rents, occupancy and net cash flow increased and the property was successfully refinanced on September 19, 1997. Subsequent to the refinancing, the Company has used its positive operating cash flow to reduce debt.

On March 31, 1998, Beran Corp. was incorporated in the State of Delaware, and on May 28, 1998, entered into business lending through the acquisition of the business lending operations of a real estate development company.

On November 24, 1998, Beran became a licensed lender in the State of New Jersey. Beran started making secured consumer loans in the first quarter of 1999.

The Company intends to utilize its contacts and business expertise to locate and acquire additional properties, primarily apartments, preferably those that are undervalued or which can be acquired at less than fair value due to the financial difficulties of their owners. There is no assurance that such properties can be obtained under terms and conditions that are favorable to the Company. The Company also intends to expand its finance company.


Real Estate Operations
-----------------------

The Company acquired a 4.5% general partnership interest and a 75.5% limited partnership interest (80% total) in SVG Properties, L.P. which owns the Spring Village Apartments complex in Sharon Hill, Pennsylvania from Harry J. Santoro and companies affiliated with him (Santoro), the Company's President, for $50,000. SVG Properties, L.P. (the "Partnership") is a limited partnership organized under the laws of the State of New Jersey on May 12, 1987. In 1987 the Partnership acquired for $2,450,000 the Mill Spring Apartments
(subsequently renamed the Spring Village Apartments). At the time of the acquisition the property was severely in need of rehabilitation. The
Partnership invested over $1,000,000 into the property using capital contributed by its partners and the net proceeds from a $3,250,000 mortgage guaranteed by the Federal Housing Administration. Though the physical aspects and the net income of the property were significantly improved, the net income from operations was not sufficient to make the principal and interest payments due on the first mortgage. The Partnership attributes this to the high effective interest rate on the mortgage of 10 1/2%, plus 1/2% for insurance. In January, 1992, the Partnership defaulted on its mortgage. In August, 1992, Santoro acquired a controlling interest in the Partnership, along with other assets, in exchange for $125,000. At the time of the acquisition in 1992, Mr. Santoro owned a 7.14% limited partnership interest in SVG Properties, L.P. Mr. Santoro also was the chief executive officer and a 16.7% owner of Santoro, VanDervort & Gordon, Inc., the corporate general partner, which owned 14.70% of S.V.G. Properties, L.P. Santoro then entered into negotiations with the U.S. Department of Housing and Urban Development (HUD) to renegotiate the terms of the first mortgage. A Provisional Workout Agreement (the "Agreement") was agreed to and became effective on January 1, 1994, whereby HUD agreed not to take any action as a result of the default, provided that the mortgagor remit the minimum monthly payment and satisfactorily performed the other requirements of the agreement. The agreement provided for a minimum monthly payment of $24,000 ($288,000/yr.) in 1994 increasing to $34,000 per month ($408,000/yr.) in 2002.

During March of 1994, HUD announced that it planned to sell the large backlog of mortgage loans that reverted to the Federal Housing Administration (FHA) when borrowers defaulted on FHA insured mortgages.

On September 18, 1996, the Company was notified that the mortgage on the Property was sold to Resource Properties XXIII, Inc. ("RPI"). Shortly thereafter, the Company entered into an agreement with RPI whereby RPI agreed to recast the existing $3,490,419 debt to RPI as part of a proposed refinancing.


On September 19, 1997, S.V.G. Properties, L.P., 80% of which is owned by Apta through its wholly owned subsidiary Spring Village Holdings, Inc., completed the refinancing of its long term debt. The refinancing completed the first objective of the Company's long term business plan. Below is a summary of the significant financial terms of the refinancing (rounded to the nearest $1,000):

                                                Before             After
                                             Refinancing        Refinancing
                                             -----------        -----------
Total long term debt                          3,595,000         3,578,000
Annual debt service (1998)                      342,000           326,000
Annual interest expense (1998)                  331,000           296,000
Funded expense escrows                           10,000            99,000
Effective interest rate                            9.2%              8.3%
Maturity                                         7 years         10 years+/-

As a result of the refinancing, long term debt decreased by $17,000, annual debt service decreased by $19,000, annual interest expense decreased by $35,000, and funded cash reserves to cover anticipated future expenses such as taxes, capital replacements and insurance increased by $89,000. Below is a more detailed analysis of long term debt as of September 19, 1997.


                                  Principal     Annual           Annual
                                                Debt Service     Interest
                                                Principal
                                                plus interest
                                  -----------------------------------------
New first Mortgage (Merrill)
  (7.78%) (10 years)              2,500,000     215,544          194,500
New second mortgage (RPI)
  (9.28%) (25 years)                927,672      95,568           86,088
New subordinate debt (Santoro)
   (10.0%)(2 years)                 150,000      15,000           15,000
                                  ---------     -------          --------
                                  3,577,672     326,112          295,588


Debt forgiveness/gain on extinguishment          162,926

For more information, see Financial Statements

Now that the refinancing has been completed, the Company plans to seek new capital to reduce total debt and to seek strategic acquisitions to enhance shareholder value.


Future Acquisitions
--------------------

The Company intends to acquire additional single family and multi-family residential properties in the future, as well as undeveloped acreage. The target price per apartment unit is $28,000 and the geographic area shall be Eastern Pennsylvania, Delaware, and Southern New Jersey. There is no assurance that properties meeting such criteria can be acquired by the Company or that such acquisitions will be profitable. Also, investments may be made in properties which do not meet the above criteria upon what the Company believes to be favorable investment opportunities, such as purchasing properties that are distressed, at sheriff sales and/or tax sales, and the like.

The Company intends to finance its future acquisitions through the use of its own equity and initial acquisition debt up to 100% of the cost of the property, including anticipated improvements. It is the Company's stated long term goal to reduce overall debt to no greater than 50% of the market value of the Company's real estate holdings.

The Company's policy is to acquire assets for income, with capital appreciation being anticipated, but secondary to current income.

The Company has no limit as to the percentage of its assets which may be invested in any particular property, except that the Company will not invest in a transaction or a series of transactions which will require registration as an Investment Company under the Investment Company Act of 1940.

The Company may invest in mortgages or other debt securities, including real estate tax liens, and there are no restrictions on such investments except that such debt securities or liens shall be secured by residential real estate or unimproved acreage.

The Company may invest in direct or indirect interests in residential real estate and unimproved land, including fee simple ownership, general or limited partnership interests, listed or not listed common or preferred stock in real estate companies or REITS which invest in residential real estate. The Company does not intend to originate or warehouse mortgages, for purposes of sale or servicing.

The Company, at the discretion of the Board of Directors, may change the investment objectives and criteria as it deems appropriate and in the best interests of the Company.


Industry Overview
------------------

The Company's primary focus is to own and operate apartment complexes. The industry is dominated by numerous small operators. There are several large apartment operators in the area, including the Korman Organization, which operates a 1,500+ unit apartment complex, International City, which competes with the Company's existing complex. The Company believes the industry is highly competitive.


Apartment complexes in the area similar to the one owned by the Company have the following profiles:

                                                Company         Company
  Rents per month                Typical        12/31/97        12/31/98
  -------------------------      -------        --------        --------

  Studio                        $375 - $495        $395          $405
  One bedroom                   $475 - $625        $510          $520
  Two bedroom                   $585 - $725        $625          $635

  Annual rent increase 1998      1% - 3%          1% - 2%       1% - 2%

  Average occupancy 1998        94% - 97%        92% - 95%     93% - 98%

The Company believes that the general market is stable and that its units at current rental rates are in line with competitive complexes in the area.

Because it costs more to build a new apartment unit than to acquire an existing unit and due to lack of suitable construction sites in the area, competition is limited to existing apartment complexes and should be manageable.





Finance Company Operations
--------------------------

The Company, through its 80% owned subsidiary Beran Corp., originates, sells and services loans to businesses secured by real estate and other business assets ("Business Purpose Loans"), and consumer loans typically to credit impaired borrowers, including automobile loans secured by the title to the automobile and the unconditional guarantee of participating dealers or individual guarantors pre-approved by Beran.

The Company's customers currently consist primarily of two groups. The first category of customers includes credit impaired borrowers who are generally unable to obtain financing from banks, savings and loan associations or other finance companies that have historically provided loans only to individuals with favorable credit characteristics. These borrowers generally have impaired or unsubstantiated credit characteristics and/or unverifiable income, and respond favorably to the Company's marketing efforts. The second category of customers includes borrowers who would qualify for loans from traditional lending sources but elect to utilize the Company's products and services. The Company's experience has indicated that these borrowers are attracted to the Company's loan products as a result of its marketing efforts, the personalized service provided by the Company's staff, and the timely response to loan requests. Historically, both categories of customers have been willing to pay the Company's fees and interest rates which are generally higher than those charged by traditional lending sources.

Business Purpose Loans
----------------------

The Company began operations in 1998 and initially offered Business Purpose Loans. The Company currently originates Business Purpose Loans in Pennsylvania and New Jersey. The Company focuses its marketing efforts on small business, including companies affiliated with Beran, who do not meet all of the credit criteria of commercial banks and small businesses that the Company's research indicates are predisposed to using the Company's products and services.

The Business Purpose Loans originated by the Company generally are secured by real estate, cash flow from investment real estate, or other assets. The Company's Business Purpose Loans are generally originated with fixed rates and typically have origination fees of 2%. The weighted average interest rate received on the Business Purpose Loans originated by the Company was 12% for the year ended December 31, 1998.

Automobile Loans
----------------

The Company is also in the business of underwriting, purchasing and servicing high-yield retail automobile installment loan contracts. Contracts will be acquired from approved dealerships and other financial institutions. Vehicle loans purchased by the Company are generally made to first time buyers and others with impaired credit ratings. Therefore, the original interest rates on the loans range from 18% to 25% per annum, and require a minimum 20% down payment by the automobile purchaser. Each loan must also be unconditionally guaranteed by the automobile dealer or a pre-approved individual guarantor acceptable to Beran.

In addition to the guarantee, the Company "holds back" 10% of each loan as additional security for the loans purchased by the Company. The holdback is retained by the Company as a reserve against possible loan defaults.

The Company does not anticipate any shortfalls in the reserve account. The Company can, if necessary, sell repossessed automobiles at a price which significantly reduces the potential losses on defaulted loans.


Employees
----------

In addition to Harry J. Santoro, the President and Treasurer, and Stephen M. Robinson, the Vice President and Secretary, the Company, through subcontracts, employs five other people on a regular basis who manage and maintain the apartment complex and perform administrative functions.

Facilities
-----------

The Company currently shares its principal executive offices with Santoro Realty, Inc. in approximately 600 square feet of leased office space at 215 West Main Street, Maple Shade, New Jersey, 08052. Monthly rent under a month to month lease is $900, of which one half will be paid by the Company. The building is owned by Harry J. Santoro, President of the Company; however, the Company believes the terms of the lease are at least as favorable as terms available from non-affiliated third parties.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation
-----------------

The Company intends to target its marketing and business activity to renting apartment units to moderate income people who are not in a position to acquire a home. The Company believes that well maintained, affordable rental units will be in great demand as a result of slow wage growth in the future. This should provide a stable rental income base and allow for future revenue growth through modest rental increases near the rate of inflation.

The Company's long range plan is to reduce debt to around fifty percent of a property's value. To accomplish this, the Company plans to raise additional capital through the sale of its securities in the future.

The Company advertises its units in local newspapers, by direct mail and through promotional programs designed to maintain occupancy at or above 95%.

With respect to its finance company business, the Company plans to slowly increase its loan pool by originating approximately $10,000 per month in new loans. Currently its finance company subsidiary does not materially affect its operating results.

Results of Operations
----------------------

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Form 10-SB.

1998 Compared To 1997

The Company reported total revenues of $802,908 in 1998, compared to $742,810 in 1997, an increase of $60,098, or 8%. Several factors accounted for this increase. Occupancy increased from 93% in 1997 to approximately 96% in 1998. The Company believes this was the result of an improving economy, increased advertising, and reflects overall improvement in the desirability of our apartments resulting from increased spending in prior years, on previously deferred maintenance. Tenant fees and other income increased by $23,015 as a result of expansion of tenant services and the installation of a new computerized billing system. Included in total revenues are $6,053 in revenues from financial services realized by Beran Corp., the Company's finance subsidiary which is in its early stages of development. Interest income also increased by $1,316, reflecting a new cash management system implemented in 1998.

Total operating expenses decreased by $69,598, to $566,756. Administrative expenses increased by $45,854 to $126,848. In 1998, there was an increase in administrative expenses related to the operations of the apartment complex and new administrative overhead related to the start-up of our finance company. Utilities expenses declined from $88,027 in 1997 to $79,750 in 1998 due primarily to an unusually mild winter. Operating and maintenance expenses remained little changed from 1997. Decreases in material costs were offset by increases in subcontracts and miscellaneous other costs. Taxes and insurance declined by $10,871, reflecting lower insurance premiums and lower payroll taxes due to a shift to the use of subcontractors. In 1997, the Company incurred a $111,974 environmental remediation expense to remove seven underground fuel tanks to accomplish the refinancing described below. Depreciation and amortization increased by $13,539 to $109,204.

On September 19, 1997, the Company refinanced its debt. Interest expense declined from $323,752 in 1997 to $296,267, due to a lower overall effective interest rate and a reduction in the total debt outstanding. $162,926 of debt was forgiven by the Company's original first mortgage lender as part of the refinancing. The forgiveness of debt was reflected as a net gain on extinguishment of debt in 1997, and is reported as an extraordinary item.

Net loss increased from $53,719 in 1997 to $58,167 in 1998. The Company reported a basic net loss of ($.03) per share in 1998, compared to a basic net loss of ($.03) per share in 1997.


Six Months Ending June 30, 1999 Compared to June 30, 1998

The Company reported total revenues of $405,836 and $394,731 in 1999 and 1998, respectively. Occupancy was approximately 94% and 94%, respectively. A small increase in the average unit rental rate resulted in the $1,872 increase in rental revenue. Financial services revenue increased by $9,233 to $9,282 due to more loans outstanding.

Administrative expenses increased to $75,067 in 1999 from $55,271 in 1998, primarily due to costs related to an increase in staff at the apartment complex and the start-up of our finance company. Utilities increased by $3,520. Operating and maintenance expense decreased from $58,562 in 1998 to $53,970 in 1999. Taxes and insurance increased by $2,726, primarily due to expanded insurance coverage. Depreciation increased by $2,728 to $54,383 in 1999, reflecting recent capital improvements being depreciated. Operating income declined from $122,475 in 1998 to $109,402 in 1999, primarily due to the increases in expenses discussed above.

Net loss increased from ($25,569) to ($42,486) in 1999. Basic net loss per share increased from ($.01) in 1998 to ($.04) in 1999.

The prior five year rental history is summarized as follows:

          Gross Potential Rents    Occupancy        Average Annual Rent
Year  (Exclusive of other income)  Percentage        per square foot
-----      ---------------------    ----------       --------------------
1994       $753,379                 96                 $9.61
1995       $763,181                 95                 $9.74
1996       $775,730                 93                 $9.90
1997       $783,367                 93                $10.00
1998       $797,894                 96                $10.18

No tenant occupies more than 10% of the leased space. Substantially all leases are for one year or less, and are for residential dwelling units. A sixty day notice is required for termination. Substantially all of the leases expire within one year as is typical for apartment leases.

The Company is taxed as a C-corporation for federal and state income tax purposes. As such, the Company will pay taxes on its net income as defined by the Internal Revenue Code. No tax attributes of the Company flow through to the shareholders except for the regular taxation of dividends paid, if any.

Liquidity and Capital Resources
--------------------------------

At December 31, 1997 the Company had a deficit in working capital of $15,323 including cash held in escrow for anticipated future expenses. At December 31, 1998, the Company had $67,613 in working capital, a significant improvement over prior years, and indicative of the Company's improving financial fundamentals.

On December 31, 1996, the Company had $31,942 in cash. During the year ending December 31, 1997, the Company received $22,000 in proceeds from notes payable to stockholders and related parties. Operations provided an additional $53,309 in cash. The Company used $41,066 to purchase property and equipment and reduced mortgage indebtedness by $5,105. The net increase in cash for the year was $29,138. The Company had $61,080 in cash on December 31, 1997, exclusive of $77,669 cash held in escrow accounts.

During the year ending December 31, 1998, the Company realized $11,900 in proceeds from notes payable, and $10,000 through the sale of common stock of a subsidiary (minority interest). Operations provided an additional $46,614. The Company used $32,139 to repay mortgage notes payable. The Company received $7,637 in cash from an acquisition, collected $114,981 from notes receivable, made $93,334 in new loans, and used $45,981 to purchase property and equipment. The net increase in cash for the year was $19,678. The Company had $80,758 in cash on December 31, 1998, exclusive of $52,799 cash held in escrow accounts.

During the six months ending June 30, 1999, the Company received $8,600 in proceeds from notes payable net of repayments, $85,100 from predecessor, and $15,000 from the sale of stock in a subsidiary (minority interest). Operations provided $21,039. The Company used $11,164 to purchase property and equipment, made $65,049 in loans net of repayments, and reduced mortgage debt by $17,088. The net increase in cash for the period was $36,438. The Company had $117,196 in cash on June 30, 1999, exclusive of $72,905 in cash held in escrow accounts.

The Company's balance sheet is highly leveraged. As discussed previously in this Form 10-SB, the Company plans to reduce this leverage through the current and future equity offerings as well as by funds generated from operations.
The Company believes it can support operations and planned capital expenditures for at least twelve months. Thereafter, the Company's continued success will be dependant upon its ability to maintain occupancy at 93% or above and to keep costs under control.

In the event that the Company's plans change or its assumptions change or prove to be inaccurate, the Company may be required to seek additional financing sooner than currently anticipated. The Company has not identified any potential sources of debt or equity financing and there can be no assurance that the Company will be able to obtain additional financing if and when needed or that, if available, financing will be on terms acceptable to the Company. As a result of the refinancing which occurred on September 19, 1997, the Company anticipates breakeven net cash flow after all scheduled debt service in 1999, including principal payments totaling $34,893 on long term debt.


Planned Capital Expenditures
-----------------------------

Replace appliances and equipment                $ 15,000
Replace soffits and fascia, painting               4,000
Grounds, landscaping, etc.                         5,000
                                                --------
Total                                           $ 24,000


All of the above capital expenditures are funded on an ongoing basis by scheduled additions to and withdrawals from escrow accounts held by the first mortgage holder.



Selected Financial Data
------------------------

The following selected financial data has been derived from the Company's financial statements included elsewhere in this Form 10-SB, and should be read in conjunction with the financial statements and notes thereto.






Statement of Operations Data
                                        Predecessor            Predecessor
                                        -----------         ----------------
                               6/30/99     6/30/98       12/31/98    12/31/97
                              --------    --------       --------    --------
Total Revenues                405,836      394,731       802,908     742,810
Operating Expenses            448,110      420,300       861,056     959,455
Loss before extraordinary
item and minority interest    (42,274)     (25,569)      (58,148)   (216,645)
Extraordinary item                  0            0             0     162,926
Loss before minority interest (42,274)     (25,569)      (58,148)   ( 53,719)
Minority Interest                 212            0           (19)          0
Net income (loss)             (42,486)     (25,569)      (58,167)   ( 53,719)
Basic net (loss) per share    (   .04)     (   .01)        ($.03)   (    .03)


Average number of
shares outstanding - basic  1,000,000    2,131,667     2,110,136   1,662,500


                                        Predecessor            Predecessor
                                        -----------         ----------------
Balance Sheet Data             6/30/99     6/30/98     12/31/98     12/31/97
-------------------           --------    --------     --------     --------
Working capital (deficit)    $  66,470   $  92,159    $   67,613    ($15,323)
Total Assets                 3,714,689   3,704,702     3,669,751   3,661,131
Total Liabilities            3,815,895   3,731,055     3,743,683   3,786,915
Minority Interest               25,231           0        10,019           0
Stockholders' Equity
       (Deficit)             $(126,437)  $( 26,353)     ( 83,951)   (125,784)


Impact of the Year 2000 Issue
-----------------------------

The Company's State of Readiness
--------------------------------

The Company has reviewed its critical information systems for Year 2000 compliance. The compliance review revealed that the Company's critical accounting information systems are Year 2000 compliant due to the fact that the Company's hardware and operating system are "off-the-shelf" products from third parties with Year 2000 compliant versions. The Company does not rely on to any significant degree on any other computerized information systems.

As part of the Company's Year 2000 compliance review, the Company is in the process of contacting its primary vendors to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their Year 2000 compliance issues.


The Cost to Address the Company's Year 2000 Issues
--------------------------------------------------

The Company estimates that the cost of its Year 2000 compliance issues will be less than $1,000 and is not expected to be material to the Company's financial position, cash flow, or results of operations.

The Risks Associated with the Company's Year 2000 Issues
--------------------------------------------------------

The Company believes that the risks associated with Year 2000 issues primarily relate to the failure of third parties, particularly banks and utilities, upon whom the Company's business relies to timely remediate their Year 2000 issues. Failure by third parties to timely remediate their Year 2000 issues could result in disruptions in the Company's supply of parts and materials, late, missed, or unapplied payments, temporary disruptions, and other general problems related to the Company's daily operations. While the Company believes its Year 2000 compliance review procedures will adequately address the Company's internal Year 2000 issues, until the Company receives responses from its significant vendors, the overall risks associated with the Year 2000 issue will remain difficult to accurately describe and quantify, and there can be no guarantee that the Year 2000 issue will not have a material adverse effect on the Company's business, operating results and financial position.

The Company's Contingency Plan
------------------------------

The Company has implemented a Year 2000 contingency plan. The Company is prepared to run manually and without automated systems in the event of a Year 2000 system failure. The Company is however dependent on certain suppliers, particularly two banks where the Company maintains its operating accounts, and suppliers of utilities. Except for utilities, the Company has arranged for the use of multiple suppliers, including banks, to provide alternatives should one or more suppliers experience difficulties.

Forward Looking Statements
---------------------------

The Company is making this statement in order to satisfy the "safe harbor" provisions contained in the Private Securities Litigation Reform Act of 1995. The foregoing discussion includes forward-looking statements relating to the business of the Company. Forward-looking statements contained herein or in other statements made by the Company are made based on management's expectations and beliefs concerning future events impacting the Company and are subject to uncertainties and factors relating to the Company's operations and business environment, all of which are difficult to predict and many of which are beyond the control of the Company, that could cause actual results of the Company to differ materially from those matters expressed in or implied by forward-looking statements. The Company believes that the following factors, among others, could affect its future performance and cause actual results of the Company to differ materially from those expressed in or implied by forward-looking statements made by or on behalf of the Company:
(a) the effect of changes in interest rates; (b) the rental rate and demand for apartment rental units; (c) fluctuations in the costs to operate the properties owned by the Company; (d) uninsurable risks; and (e) general economic conditions.


ITEM 3.  DESCRIPTION OF PROPERTY

The Complex
------------

The Spring Village Apartment complex is a garden-type apartment complex consisting of seven buildings containing 60 one-bedroom units, 49 two-bedroom units and 15 studio units, located in Sharon Hill, Delaware County, Pennsylvania. Construction features include brick veneer over concrete block exterior walls, wood frame, asphalt shingle gable roofs, aluminum frame windows and sliding patio doors. Each unit is heated by gas fired hot water baseboard heat. All units have wall mounted air conditioners. The buildings were built in 1966. The quality of construction and current physical condition of the units is believed by the Company to be average. The Company is not aware of any material adverse environmental attributes of the property. There were seven inactive underground storage tanks formerly used to store heating oil for the complex. The tanks were not regulated by the State of Pennsylvania, and were removed during 1997 by a qualified environmental engineering firm.


The current real estate tax assessment equates to a market value of $3,190,000. The assessed value for real estate taxes is $98,890 (based on a presumed value of $3,190,000) and the real estate taxes paid for 1998 were $91,200. The tax basis as of December 31, 1998 of the Company's buildings and equipment was $3,449,732 and $181,140 respectively, with $1,436,652 in accumulated depreciation. The land has a tax basis of $263,727. Buildings and improvements are depreciated using the straight line method over a 40 year life. Equipment is depreciated using the 150% declining balance method over a 10 year life. The Company owns an 80% partnership interest in the Partnership which owns the property. The Property has been substantially renovated and the Company does not anticipate the need for substantial future renovations other than routine replacements. The Company believes it has adequate insurance coverage.


The Company plans to make the following capital expenditures during the next twelve months:

Replace appliances and equipment                $ 15,000
Replace soffits and fascia, painting               4,000
Grounds, landscaping, etc.                         5,000
                                                --------
Total                                           $ 24,000

All of the above capital expenditures are funded on an ongoing basis by scheduled additions to and withdrawals from escrow accounts held by the first mortgage holder.



ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of June 30, 1999 with respect to the beneficial ownership of the common stock by each beneficial owner of more than 5% of the outstanding shares thereof, by each director, each nominee to become a director and each executive officer named in the Summary Compensation Table and by all executive officers, directors and nominees to become directors of the Company as a group.


                        #  Shares of
Name and Address of     Common Stock          % Outstanding
Beneficial Owner        Beneficially            Common Stock
                          Owned <F1>        Beneficially Owned
------------------      ---------------     -----------------------
Stephen M. Robinson
172 Tuckerton Road
Medford, NJ   08055          339,370<F2>               33.9%

Harry J. Santoro
215 West Main Street
Maple Shade, NJ 08052        213,140<F3>               21.3%

All Directors and
Officers as a
group (2 persons)            552,510                   55.3%

-----------------
[FN]
<F1>
  Under the rules of the Commission, a person is deemed to be the beneficial owner of a security if such person has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of that person has the right to acquire beneficial ownership within 60 days. Accordingly, more than one person may be deemed to be a beneficial owner of the same securities. Unless otherwise indicated by footnote, the named entities or individuals have sole voting and investment power with respect to the shares of common stock beneficially owned.

<F2>
  Includes 45,000 shares held by Theodora T. Robinson, wife of Stephen M. Robinson.

<F3>
  Includes 45,000 shares held by Donna M. Santoro, wife of Harry J. Santoro, and 37,500 shares held by H. James Santoro, Inc., a company controlled by Harry J. Santoro.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following table sets forth the names and ages of the Company's current Executive Officers and Directors, together with all positions and offices held with the Company by such Executive Officers. Officers are elected to serve until the meeting of the Board of Directors following the next Annual Meeting of Shareholders or until their successors have been elected and have qualified.

                              Age               Title
                              ----              ------

Harry J. Santoro, CPA          46               President, Treasurer and
                                                Director

Stephen M. Robinson, Esq.      57               Vice President, Secretary
                                                and Director


Harry J. Santoro.   Mr. Santoro is 46 years old and holds a Bachelor of
Science Degree in Accounting from Drexel University, Philadelphia, PA, where he graduated Summa Cum Laude. He began work in 1975 with Haefele, Van Sciver & Co., a local certified Public Accounting firm. Three years later he became a Certified Public Accountant and was made a partner in the firm. The firm's name was changed to Haefele, Van Sciver, Santoro & Co. While at the firm he provided tax and financial planning services to individuals and businesses in a wide range of industries, including real estate development. He left the firm in 1982 to form a consulting company and to invest in real estate. He is currently engaged in real estate development and apartment management as principal and President of H. James Santoro, Inc. as well as the Company. He also offers consulting services related to mergers and acquisitions.

Stephen M. Robinson. Mr. Robinson, who is 57 years old, is admitted to practice law in the State of New Jersey, and maintains a full time legal practice concentrating on corporations, securities and associated general practice matters. He received a B.A. from Rutgers University in 1964 and a J.D. from Rutgers Law School in 1967. From 1970 to 1973, Mr. Robinson was an assistant county prosecutor for Camden County, New Jersey, and from 1973 to 1978, he was an attorney with the United States Securities and Exchange Commission. He returned to private practice in 1978, and has been continuously involved in the legal aspects of public and private offerings of securities, other '33 Act filings,'34 Act filings for public companies and securities-oriented litigation. During the period from 1986 through 1992, Mr. Robinson was a shareholder of the law firm of Robinson & Sacharow, P.C.,
located in Maple Shade, New Jersey.   Mr. Robinson left such firm in 1992, and
opened Stephen M. Robinson, P.A. at 172 Tuckerton Road, Medford, New Jersey where he continues his securities practice.

All directors hold office until the next annual meeting of stockholders or the election and qualification of their successors. Directors of the Company do not receive any compensation for their services as members of the Board of Directors, but are entitled to reimbursement for expenses incurred in connection with their attendance at Board of Directors' meetings. Officers are appointed by the Board of Directors and serve at the discretion of the Board.


ITEM 6.  EXECUTIVE COMPENSATION

     The following table sets forth the compensation of the named executive officers for each of the Registrant's last three completed fiscal years, including compensation paid by ARCA Corp., the Company's predecessor.


                         EXECUTIVE COMPENSATION SUMMARY TABLE

                                      Annual Compensation
Name and                                                      Other Annual
Principal Position     Year   Salary             Bonus        Compensation
-------------------    ----   ------             ------       ------------
Harry J. Santoro,      1996     0                   0           $36,770  (1)
President, Treasurer   1997  $25,000                0           $37,197  (1)
                       1998     0                   0           $39,874  (1)



Stephen M. Robinson,   1996     0                   0              0
VP, Secretary          1997  $50,000                0           $15,488 (2)
                       1998     0                   0            10,660 (2)


-----------------
(1) *SVG Properties, L.P. entered into a management agreement with H. James Santoro, Inc., effective August 1, 1992, whereby H. James Santoro, Inc. agreed to manage the Spring Village Apartment complex for a fee equal to 5% of the gross rent of the complex. Such agreement is currently in effect on a month to month basis, and shall terminate when Mr. Santoro and H. James Santoro, Inc. have no remaining obligation or liability related to the agreement with RPI. H. James Santoro, Inc. received in 1998 and 1997, respectively, $39,874 and $37,197 pursuant to such agreement. Mr. Santoro owns 100% of H. James Santoro, Inc.

(2)  Includes fees payable to Stephen M. Robinson, P.A. as corporate counsel.


Employment and Consulting Agreements
-------------------------------------

There are no employment agreements with the officers of the Company.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

SVG Properties, L.P. entered into a management agreement with H. James Santoro, Inc., effective August 1, 1992, whereby H. James Santoro, Inc. agreed to manage the Spring Village Apartment complex for a fee equal to 5% of the gross rent of the complex. Such agreement is currently in effect on a month to month basis, and shall terminate when Mr. Santoro and H. James Santoro, Inc. have no remaining obligation or liability related to the agreement with RPI. H. James Santoro, Inc. received in 1998 and 1997, respectively, $39,874 and $37,197, pursuant to such agreement. Mr. Santoro owns 100% of H. James Santoro, Inc.

The Company currently shares its principal executive offices with Santoro Realty, Inc. in approximately 600 square feet of leased office space at 215 West Main Street, Maple Shade, New Jersey, 08052. Monthly rent under a month to month lease is $900, of which one half will be paid by the Company. The building is owned by Harry J. Santoro, President of the Company; however, the Company believes the terms of the lease are at least as favorable as terms available from non-affiliated third parties.

During the year ended December 31, 1997, the Company incurred $15,488 of legal fees payable to a stockholder/director, in connection with the refinancing and is included in deferred financing costs.

In January 1998, 25,000 shares of ARCA Corp. common stock were issued for $25,000 in cash to S&P Custom Homes, Inc., a home builder and specialty finance company in which Harry J. Santoro, President, Treasurer and a director of the Company, and Stephen M. Robinson, Vice President, Secretary,
and a director of the Company,  are affiliates.   Effective May 28, 1998,
these shares were re-acquired by ARCA Corp. as a result of the merger with S&P.

Effective May 28, 1998, ARCA Corp. acquired S&P Custom Homes, Inc. (see Notes to Consolidated Financial Statements Note 3). Certain officers of the Company were also shareholders in S&P. Harry J. Santoro, President, Treasurer and a Director of the Company, received 50,640 shares of ARCA Corp. common stock as
a result of his ownership in S&P.   Stephen M. Robinson, Vice President,
Secretary and a Director of the Company, received 69,370 shares of ARCA Corp. common stock as a result of his ownership in S&P, plus an additional 25,000 shares of stock for services rendered. Stephen M. Robinson, the sole shareholder of Stephen M. Robinson, P.A., is Vice President, Secretary, and a director of the Company.


ITEM 8.  DESCRIPTION OF SECURITIES

     The authorized capital stock of the Company consists of 2,000,000 shares of common stock, par value $.001 per share ("Common Stock").

Common Stock

     Holders of shares of Common Stock of the Company are entitled to cast one vote for each share held at all shareholders meetings for all purposes, including the election of directors, and to share equally on a per share basis in such dividends as may be declared by the Board of Directors out of funds legally available. Upon liquidation or dissolution, each outstanding share of Common Stock will be entitled to share equally in the assets of the Company legally available for distribution to shareholders after the payment of all debts and other liabilities. Shares of Common Stock are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional shares in the event of a subsequent offering. All outstanding shares of Common Stock are and will be fully paid and non-assessable, when issued.

Non-Cumulative Voting

     The Common Stock does not have cumulative voting rights which means that the holders of more than fifty percent of the Common Stock voting for election of directors can elect one hundred percent of the directors of the Company if they choose to do so.

Dividends

     There are no limitations or restrictions upon the right of the Board of Directors to declare dividends out of any funds legally available.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

       (a) Market Information. There is no public trading market for the common stock of Apta, and no stock certificates have been distributed to the Apta shareholders pending notification by the SEC staff that there are no further comments with respect to this Form 10-SB. The common stock of ARCA Corp., the Company's predecessor, was quoted on the OTC Bulletin Board under the symbol "ARCC". However, the market for ARCA common stock was sporadic and thinly traded, and the price range of the common stock was $.25 to $1.25 per share.

       (b) Holders. There are 453 holders of record of Apta common stock. The Company estimates that there are at least another 15 shareholders whose stock is held in street name.

       (c) Dividends. Neither Apta nor its predecessor ARCA has declared or paid any cash dividends on its common stock. Apta presently, and for the foreseeable future, intends to retain all its earnings, if any, for the development of the Company's business. The declaration and payment of cash dividends in the future will be at the discretion of the Board of Directors, and will depend upon a number of factors, including among others, future earnings, operations, funding requirements, the general financial condition of the Company, and such other factors as the Board of Directors may deem relevant.

       (d) Options.  There are no options outstanding.

       (e) 144 Shares. Of the 1,000,000 outstanding shares, 552,510 shares are held by affiliates of the Company. All but 82,500 of these shares have been held more than one year and are subject to the restrictions set for in rule 144 for shares held by affiliates. An additional 2,500 shares were issued in January, 1999 to an non-affiliate and are subject to the provisions of Rule 144. All of the remaining 444,990 shares have been held for more than one year.

ITEM 2.  LEGAL PROCEEDINGS

     No material legal proceedings to which the Company or any of its property is subject are pending, nor to the knowledge of the Company are any such legal proceedings threatened.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         The following information sets forth certain information for all securities of the Company and ARCA Corp., its predecessor, sold during the past three years without registration under the Securities Act of 1933 (the "Securities Act"). There were no underwriters in any of these transactions.

     On July 7, 1997, 15,000 shares of the common stock of ARCA Corp., the Company's predecessor, were issued, in reliance on Section 4(2) of the Securities Act, to Harry J. Santoro, President, Treasurer and a Director of the Company, in consideration for services rendered to ARCA valued at $7,500.

     On July 7, 1997, 50,000 shares of ARCA's common stock were issued, in reliance on Section 4(2) of the Securities Act, to Stephen M. Robinson, P.A. (Stephen M. Robinson, the sole shareholder of Stephen M. Robinson, P.A., is Vice President, Secretary and a director of the Company) in consideration for services rendered to ARCA valued at $25,000.

     On September 30, 1997, 10,000 shares of ARCA's common stock were sold for a consideration of $10,000, to a sophisticated investor, in reliance on
Section 4(2) of the Securities Act.

     On January 15, 1998, 25,000 shares of ARCA's common stock were sold to S&P Custom Homes, Inc. for $25,000, in reliance on Section 4(2) of the Securities Act. S&P Custom Homes, Inc. is controlled by Harry J. Santoro, the President, Treasurer and a director of the Company, and Stephen M. Robinson,
the Vice President, Secretary and a director of the Company.   Such shares
were reacquired by ARCA in ARCA's acquisition of S&P.

     On June 6, 1998, 300,000 shares of ARCA's common stock were issued to the shareholders of S&P Custom Homes, Inc. in consideration for the acquisition of such company by ARCA. The transaction was effected in reliance upon Rule 506 of Regulation D of the Securities Act. Harry J. Santoro, President, Treasurer and a director of ARCA and the Company, received 50,640 shares of ARCA's common stock as a result of his ownership in S&P. Stephen M. Robinson, Vice President, Secretary and Treasurer of the Company, received 69,370 shares of ARCA's common stock as a result of his ownership of S&P.

     On June 30, 1998, 30,000 shares of ARCA's common stock were issued, valued at $12,792, in reliance on Section 4(2) of the Securities Act, for services rendered relating to the S&P acquisition; 25,000 of such shares were issued to Stephen M. Robinson, P.A. (Stephen M. Robinson, the sole shareholder of Stephen M. Robinson, P.A., is Vice President, Secretary and a director of the Company), and the remaining 5,000 shares were issued to a sophisticated investor.

     On January 15, 1999, 37,500 shares of ARCA's common stock were issued, in reliance on Section 4(2) of the Securities Act, to H. James Santoro, Inc., a company owned by Harry J. Santoro, President, Treasurer and a Director of the Company, for a consideration of $9,375.

     On January 15, 1999, 45,000 shares of ARCA's common stock were issued, in reliance on Section 4(2) of the Securities Act, to Stephen M. Robinson, Vice President, Secretary and a Director of the Company, for a consideration of $11,500.

     On January 15, 1999, 2,500 shares of ARCA's common stock were issued, in reliance on Section 4(2) of the Securities Act, to a sophisticated investor for a consideration of $625.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

       The by-laws of the Company provide that every person who is or was a director or officer, employee or agent of the Company, or any person who serves or has served in any capacity with any other enterprise at the request of the Company, shall be indemnified by the Company to the fullest extent permitted by law. The Company shall indemnify the persons listed above against all expenses and liabilities reasonably incurred by or imposed on them in connection with any proceedings to which they have been or may be made parties, or any proceedings in which they may have become involved by reason of being or having been a director or officer of the Company, or by reason of serving or having served another enterprise at the request of the Company, whether or not in the capacities of directors or officers of the Company at the time the expenses or liabilities are incurred.

                                    PART F/S

         The following financial statements are filed as part of this registration statement on Form 10-SB.


            APTA HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARIES

Report of Independent Accountants

Consolidated Balance Sheets as of December 31, 1997 and 1998

Consolidated Statements of Operations for the years ended December 31, 1997 and 1998

Consolidated Statements of Cash Flows for the years ended December 31, 1997 and 1998

Notes to Financial Statements


                  APTA HOLDINGS, INC. AND SUBSIDIARIES


Consolidated Balance Sheets as of June 30, 1999 and 1998 (unaudited)

Consolidated Statements of Operations for the years ended June
30, 1999 and 1998 (unaudited)

Consolidated Statements of Cash Flows for the years ended June
30, 1999 and 1998 (unaudited)

Consolidated Statements of Changes in Stockholders Deficit for the six months ended June 30, 1999 and 1998 (unaudited)

Notes to Financial Statements











         APTA HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARIES

                 CONSOLIDATED FINANCIAL STATEMENTS

                     DECEMBER 31, 1998 AND 1997

         APTA HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARIES

                 CONSOLIDATED FINANCIAL STATEMENTS

                     DECEMBER 31, 1998 AND 1997


                         TABLE OF CONTENTS


                                                          Page
                                                          ----
  Independent Auditors' Report                             1


  Consolidated Financial Statements

    Consolidated Balance Sheets                            2

    Consolidated Statements of Operations and Deficit    3 - 4

    Consolidated Statements of Cash Flows                5 - 6

  Notes to Consolidated Financial Statements             7 - 16






























                    INDEPENDENT AUDITORS' REPORT





To the Board of Directors and Stockholders of ARCA Corp. and Subsidiaries

             We have audited the accompanying consolidated balance   sheets of
APTA HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARIES as   of December 31, 1998
and 1997, and the related consolidated   statements of operations and deficit,
and cash flows for the   years then ended.  These consolidated financial
statements are   the responsibility of the Company's management.  Our
responsibility is to express an opinion on these consolidated   financial
statements based on our audits.

             We conducted our audits in accordance with generally   accepted
auditing standards.  Those standards require that we   plan and perform the
audit to obtain reasonable assurance about   whether the consolidated
financial statements are free of   material misstatement.  An audit includes
examining, on a test   basis, evidence supporting the amounts and disclosures
in the   consolidated financial statements.  An audit also includes
assessing the accounting principles used and significant   estimates made by
management, as well as evaluating the overall   financial statement
presentation.  We believe that our audits   provide a reasonable basis for our
opinion.

             In our opinion, the consolidated financial statements   referred
to above present fairly, in all material respects, the   financial position of
APTA HOLDINGS, INC. (PREDECESSOR) AND   SUBSIDIARIES as of December 31, 1998
and 1997, and the results   of their operations and their cash flows for the
years then   ended in conformity with generally accepted accounting
principles.

                                    HAEFELE, FLANAGAN & CO., p.c.

Moorestown, New Jersey
June 29, 1999
                                                                 1

         APTA HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARIES
                   CONSOLIDATED BALANCE SHEETS
                   DECEMBER 31, 1998 AND 1997


                            ASSETS


                                                     1998              1997
                                                     ----              ----
Rental property, net (Notes 3 & 4)               $ 3,323,353      $ 3,376,436
Cash (Note 3)                                         80,758           61,080
Cash held in escrow (Notes 3 & 5)                     52,799           77,669
Accounts receivable                                   10,529            8,740
Notes receivable (Notes 3 & 6)                        73,353             -0-
Prepaid expenses                                      53,428           51,535
Deferred financing costs, net (Note 3)                75,531           84,171
Organization costs, net (Note 3)                        -0-             1,500
                                                 ------------     -----------
    Total Assets                                 $ 3,669,751      $ 3,661,131



                      LIABILITIES AND DEFICIT


Liabilities
  Mortgage notes payable (Note 7)                  $3,390,429     $ 3,422,568
  Notes payable (Note 8)                              203,900         192,000
  Accrued interest                                     41,876          27,197
  Accounts payable                                     21,845          17,413
  Accrued expenses                                     25,655          68,552
  Security deposits payable (Note 3)                   56,407          55,484
  Other liabilities                                     3,571           3,701
                                                 ------------     -----------
    Total Liabilities                               3,743,683       3,786,915

Minority interest (Notes 2 &  3)                       10,019             -0-

Commitments and contingencies (Note 11)

Deficit                                            (   83,951)   (   125,784)
                                                 ------------     -----------
       Total Liabilities and Deficit               $3,669,751     $ 3,661,131





  The accompanying notes are an integral part of these
  consolidated financial statements.
                                                                 2
          APTA HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
            FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                         1998           1997
                                                         ----           ----
Revenues
  Rental real estate                                 $  796,855   $   742,810
  Financial services                                      6,053           -0-
                                                      ---------     ---------
       Total revenues                                   802,908       742,810

Operating Expenses
  Administrative expenses                               126,848        80,994
  Utilities expense                                      79,750        88,027
  Operating and maintenance                             134,188       132,057
  Taxes and insurance                                   116,766       127,637
  Environmental remediation expense                         -0-       111,974
  Depreciation and amortization                         109,204        95,665
                                                      ---------     ---------
     Total operating expenses                           566,756       636,354
                                                      ---------     ---------

Operating income                                        236,152       106,456

Other income (expense)
  Interest income                                         1,967           651
  Interest expense                                   (  296,267)   (  323,752)
                                                      ---------     ---------
    Total other income (expense)                     (  294,300)   (  323,101)
                                                      ---------     ---------

Loss before extraordinary item
         and minority interest                        (  58,148)   (  216,645)

Extraordinary item
  Net gain on extinguishment of debt                        -0-       162,926

Loss before minority interest                        (   58,148)    (  53,719)

Minority interest                                     (      19)          -0-

Net loss                                              (  58,167)    (  53,719)


Deficit, beginning                                   (  125,784)    (  72,065)

Contributions from predecessor                          100,000           -0-

Deficit, ending                                    ($    83,951)    ($125,784)


                                                                 3
         APTA HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                             (CONTINUED)
           FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                         1998           1997
                                                         ----           ----
Basic net loss per share (Notes 1 and 3)
  Loss before extraordinary item
       and minority interest                         ($    .03)      ($   .13)
  Extraordinary item                                       -0-            .10
  Minority interest                                        -0-            -0-
                                                      ---------     ---------
Net loss                                             ($    .03)      ($   .03)


Average number of common shares outstanding -
    Basic                                            2,110,136       1,662,500




























  The accompanying notes are an integral part of these
  consolidated financial statements.
                                                                 4

           APTA HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS
           FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                          1998          1997
                                                          ----          ----
Cash Flows From Operating Activities:
  Net loss                                            ($ 58,167)    ($ 53,719)
  Adjustments to reconcile net loss to net cash
    provided by operating activities:
    Minority interest in net loss of consolidated
      Subsidiary                                             19          -0-
      Environmental remediation expense                     -0-       101,081
      Depreciation and amortization expense             109,204        95,665
      Gain on extinguishment of debt                        -0-     ( 162,926)
      (Increase) decrease in:
        Accounts receivable                            (  1,789)        6,841
        Prepaid expenses                               (    930)       26,657
        Cash held in escrow                              24,870         3,740
       Increase (decrease) in:
        Accounts payable                                  4,432         3,307
        Accrued interest                                 14,679        16,722
        Accrued expenses                              (  46,497)        9,457
        Other liabilities                             (     130)        3,701
        Security deposits payable                           923         2,783
                                                      ---------     ---------
Net cash provided by operating activities                46,614        53,309
                                                      ---------     ---------
Cash Flows From Investing Activities:
  Purchases of property and equipment                 (  45,981)     ( 41,066)
  Cash received from acquisition                          7,637          -0-
  Collection of installment notes receivable            114,981          -0-
  Loans made                                          (  93,334)         -0-
                                                      ---------     ---------
Net cash used in investing activities                 (  16,697)     ( 41,066)
                                                      ---------     ---------
Cash Flows from Financing Activities:
  Repayment of mortgage notes payable                 (  32,139)     (  5,105)
  Proceeds from notes payable                            11,900        22,000
  Minority interest                                      10,000           -0-
                                                      ---------     ---------
Net cash provided by (used in) financing activities    ( 10,239)       16,895
                                                      ---------     ---------
Increase in cash                                         19,678        29,138

Cash, beginning                                          61,080        31,942
                                                      ---------     ---------
Cash, ending                                         $   80,758     $  61,080
                                                      =========     =========


                                                                 5
          APTA HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
            FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:

                                                         1998           1997
                                                         ----           ----
Cash paid for interest                                $281,588       $307,030
                                                      ========       ========

Cash paid for income taxes                            $    200         $   55
                                                      ========       ========

Non-cash investing and financing activities:

  Debt incurred for environmental remediation
   Expenses                                         $     -0-        $101,081
                                                      ========       ========


During the year ended December 31, 1998, the Company acquired S&P Custom Homes, Inc. through a subsidiary as follows:

Contribution from predecessor            $  100,000
Notes receivable                      (      95,000)
Other current assets                  (         963)
Accrued expenses                              3,600
                                       ------------
Cash received from acquisition         $      7,637
                                       ============


During the year ended December 31, 1997, the Company refinanced its existing debt as follows:

Proceeds from new first mortgage note                 $2,500,000
Partial repayment of original first mortgage note   (  2,227,276)
Increase in cash held in escrow                     (     49,043)
Increase in prepaid expenses                        (     24,200)
Increase in deferred financing costs                (     86,331)
Decrease in accrued interest                        (    324,995)
Decrease in note payable - RPI                      (    101,081)
Increase in note payable - stockholder                   150,000
                                                     -----------
Gain on extinguishment of debt                      ($   162,926)
                                                     ===========

The accompanying notes are an integral part of these consolidated financial statements.

                                                                 6


          APTA HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     DECEMBER 31, 1998 AND 1997

  NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

    On June 8, 1999, ARCA Corp. ("ARCA") announced its intention to enter into an Exchange Agreement ("Agreement") whereby Agate Technologies, Inc. ("Agate")
will become a   majority-owned subsidiary of ARCA and Agate stockholders will receive a controlling interest in ARCA. ARCA is a financial services holding
company.  Through its subsidiaries, the Company   is engaged in two lines of
business: owning and operating income-producing real estate, and the originating and servicing of loans to businesses and consumers, generally secured by real estate or other assets.

      On June 28, 1999, immediately prior to the closing of the Agreement, ARCA transferred all of its assets and liabilities to a new Delaware corporation named APTA Holdings, Inc. ("APTA") that was formed on June 4, 1999. Eligible ARCA shareholders of record on June 28, 1999 ("Dividend Record Date") will receive one share of APTA's common stock for each share of ARCA's common stock held on the Dividend Record Date. As of the Dividend Record Date, there were 1,000,000 shares of ARCA common stock outstanding eligible to receive the dividend.

     The accompanying consolidated financial statements of the predecessor to APTA (the "Company") include the assets and liabilities to be transferred and assumed by APTA from the time the assets and liabilities were acquired or incurred, respectively, by ARCA. Such financial statements have been prepared using the historical basis of the assets and liabilities and historical
results of operations related to the   Company's assets.

     The accompanying consolidated financial statements have been prepared on the accrual basis of accounting. The statements have been prepared in accordance with the applicable rules and regulations of the Securities and Exchange Commission for the preparation of financial statements of subsidiaries to be spun off. In management's opinion, the accompanying consolidated financial statements include all common and corporate level expenses incurred on behalf of the Company by ARCA. Management has allocated such expenses based on its best estimate of actual time and effort expended for the benefit of APTA, and believes such allocation to be reasonable.

Net loss per Share

     Net loss per share has been computed giving effect to the distribution of 1 share of APTA common stock for each common share of ARCA. Accordingly, weighted average common shares outstanding, have been computed based on the shares outstanding of ARCA for the respective period. Calculated earnings per share may not be representative of earnings per share subsequent to the transfer of the assets and liabilities from ARCA since the level of other expenses incurred by APTA may be higher than was incurred on a historical basis.
                                                                 7
          APTA HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     DECEMBER 31, 1998 AND 1997

NOTE 2  NATURE OF OPERATIONS

    On December 31, 1995, the Company acquired, through its wholly owned subsidiary Spring Village Holdings, Inc., an 80% partnership interest in SVG Properties, L.P. (T/A Spring Village Apartments), which owns a 124 unit residential apartment complex in Sharon Hill, Pennsylvania. The Company's 80% partnership interest is comprised of a 4.5% general partnership interest and 75.5% limited partnership interest. The remaining 20% limited partnership interests are held by unrelated individuals.

     On March 31, 1998, the Company formed Beran Corp. ("Beran") and on May 28, 1998, entered into the financial services business through the acquisition of the lending operations of a real estate development company. On November 24, 1998, Beran became a licensed lender of consumer loans in the State of New Jersey. Beran is a 91% owned subsidiary of the Company.

  Business Acquisition

     Effective May 28, 1998, the Company, Beran and S&P Custom Homes, Inc. ("S&P") entered into an Agreement and Plan of Merger (the "Merger") pursuant to which S&P was merged into Beran. S&P was a real estate developer and specialty finance company in which officers of the Company were stockholders. Pursuant to the Merger, each share of S&P common stock was exchanged for one share of the Company's common stock, except for four S&P stockholders who agreed to accept less than a one-for-one share exchange. This resulted in an initial investment by the Company of $100,000. This acquisition has been accounted for as a purchase.

     The operating results of Beran (formerly S&P) are   included in the
Company's results of operations from the date of    acquisition.


NOTE 3   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

     The consolidated financial statements include the accounts of APTA Holdings, Inc. (Predecessor), its wholly owned subsidiary, Spring Village Holdings, Inc. and its 91% owned subsidiary, Beran Corp. The accounts of Spring Village Holdings, Inc. include its 80% partnership interest in SVG Properties, L.P. (T/A Spring Village Apartments). All significant intercompany transactions and accounts have been eliminated.


                                                                 8
          APTA HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     DECEMBER 31, 1998 AND 1997

NOTE 3   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Rental Real Estate Revenues

    Rental real estate revenues include rental income and   associated fees
earned from tenants.

    The Company earns rental income under operating lease agreements with tenants. Rental income is recognized on a straight-line basis over the applicable lease term. The associated fees and other income are recognized as earned.

Financial Services Revenues

     Gross installment notes receivable are recorded net of unearned finance charges, which are recognized as income using the interest method over the term of the related loan. Accrual of finance charges is suspended when payment performance is deemed unsatisfactory. When the loan becomes current, the accrual is resumed and past-due income is recognized.

   Also included in financial services revenue are loan origination and other fees. Loan origination fees, net of related direct costs, are deferred and amortized over the lives of the loans. Non-refundable fees are deferred and amortized on a straight-line basis over twelve months, net of related direct incremental costs associated with the fee.

Credit Losses

     The installment notes receivable portfolio is reviewed regularly to ensure that the allowance for loan losses is maintained at a level considered adequate to cover potential losses. Loans are charged-off on a loan by loan basis generally when no material payment has been received within a reasonable time. The allowance is increased by provisions charged to expense and reduced by loan charge-offs net of recoveries.

Rental Property

     Rental property is recorded at cost. Depreciation is provided using the straight-line method over its estimated useful life. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.
                                                                         9
          APTA HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     DECEMBER 31, 1998 AND 1997



NOTE 3   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Rental Property (continued)

    The estimated useful lives of the major classes of   rental property, as
determined by the Company's management, are   as follows:


  Buildings and improvements                       -       40 years
  Building equipment                               -       10 years
  Office equipment                                 -        5 years
  Furniture and fixtures                           -        3 years


Cash Held in Escrow

     Cash held in escrow includes amounts held by the   lender to provide
funds necessary for the payment of taxes,   insurance, replacements and other
specified capital expenditures   of the Spring Village Apartments.


Deferred Financing Costs

     Deferred financing costs are amortized on a straight-line basis over ten
years.  Amortization expense for   the years ended December 31, 1998 and 1997
was $8,640 and   $2,160.  Accumulated amortization as of December 31, 1998 and
1997 was $10,800 and $2,160.

Organization Costs

     Organization costs were amortized on a straight-line   basis over five
years. Amortization expense for the years ended   December 31, 1998 and 1997
was $1,500 and $500.  Accumulated   amortization as of December 31, 1998 and
1997 was $2,500 and $1,000.

Security Deposits Payable

     Security deposits payable represent amounts received   from tenants and
are included in cash on the accompanying   balance sheet.  As of December 31,
1998 and 1997, the tenant   security deposits are fully funded.  Tenant
security deposits   are guaranteed by a stockholder.






                                                                  10

          APTA HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     DECEMBER 31, 1998 AND 1997

NOTE 3   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising

     The Company expenses all advertising as incurred.    Direct response
advertising for which future economic benefits   are probable and specifically
attributable to the advertising is   not material.  Advertising expense for
the periods ended   December 31, 1998 and 1997 was $10,493 and $7,089.

Income Taxes

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under the liability method prescribed by SFAS No. 109, a deferred asset or liability is determined based on differences between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Tax credits are recorded as a reduction in income taxes. Valuation allowances are provided if, it is more likely than not, that some or all of the deferred tax assets will not be realized.

Net Loss Per Share

     In 1997, the Company  adopted SFAS No. 128, "Earnings   Per Share".  SFAS
No. 128, which simplifies the standards for   computing and presenting
earnings per share, replaces the   previously reported primary and fully
diluted earnings per share   with basis and diluted earnings per share.
Unlike primary   earnings per share, basic earnings per share excludes any
dilutive effects of options, warrants, and convertible securities.  Dilutive
earnings per share is very similar to the   previously reported primary
earnings per share.

  Basic net earnings per share is computed using the weighted   average number
of common shares outstanding.  The Company had no   potential common shares at
December 31, 1998 and 1997.  The   computations of basic net earnings per
share are as follows:

                                                    1998        1997


  Net loss before extraordinary item
    and minority interest                       ($ 58,148)   ($ 216,645)
                                                =========     =========
  Basic weighted average shares                 2,110,136     1,662,500
                                                =========     =========

  Net loss per share before extraordinary item    ($  .03)     ($   .13)
                                                =========     =========

                                                                 11


          APTA HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     DECEMBER 31, 1998 AND 1997

NOTE 3   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value

      The Company's financial instruments consist primarily   of cash,
accounts and installment notes receivable, accounts   payable, accrued
expenses and debt.  The carrying amounts of the   Company's financial
instruments, excluding installment notes   receivable and debt, approximate
fair value due to the short   maturity of these instruments.  The Company's
notes receivable   approximate fair value based on interest rates currently
being   offered for loans with similar terms to borrowers of similar   credit
quality.  The Company's debt approximates fair value   based on borrowing
rates currently available to the Company.

Statement of Cash Flows

      For purposes of the statements of cash flows, the   Company considers
all highly liquid investments purchased with a   term to maturity of three (3)
months or less at the time of   acquisition to be cash equivalents.

New Accounting Pronouncement

    In 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of
an Enterprise and Related   Information."  SFAS No. 131 redefines how
operating segments are   determined and requires qualitative disclosure of
certain   financial and descriptive information about a company's
  operating segments.  Application of the disclosure requirements   under this
standard did not have a material impact on the   Company's financial
statements for the year ended December 31,    1998.

NOTE 4   RENTAL PROPERTY

      Rental property at December 31, 1998 and 1997 consisted of the following:

                                                       1998            1997
                                                       ----            ----
Land                                             $   292,792      $   292,792
Building and improvements                          3,176,945        3,150,051
Building equipment                                    98,709          104,906
Office equipment                                      32,220           10,452
Furniture and fixtures                                 3,516             -0-
                                                   ---------       ----------
                                                   3,604,182        3,558,201
Less accumulated depreciation                     (  280,829)       ( 181,765)
                                                   ---------       ----------
Rental property, net                              $3,323,353       $3,376,436
                                                   =========       ==========


                                                                  12
         APTA HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     DECEMBER 31, 1998 AND 1997


NOTE 4   RENTAL PROPERTY (CONTINUED)

     Depreciation expense for the periods ended December   31, 1998 and 1997
was $99,064 and $93,005.

NOTE 5   CASH HELD IN ESCROW

   Cash held in escrow at December 31, 1998 and 1997 consisted of the following:

                                                      1998           1997
                                                      ----           ----
Mortgage escrow deposits                          $  38,628      $  52,324
Reserve fund for replacements                        12,121          2,304
Specified work escrow                                 2,050         23,041
                                                   --------       --------
                                                 $   52,799      $  77,669
                                                   ========       ========

NOTE 6   NOTES RECEIVABLE

    Notes receivable at December 31, 1998 and 1997 consist of the following:

                                                      1998           1997
                                                      ----           ----
Mortgage notes receivable from company
  owned by minority stockholders bearing
  interest at 12%, secured by related real
  estate, due in 1999                            $   29,409      $     -0-

Installment note receivable from a related party
  in monthly payments of $760 including
  interest at 12% through December 2004,
  secured by equipment                               38,908            -0-

Installment note receivable from minority
  stockholder in monthly payments of $237
  including interest at 12% through January 2001,
  Unsecured                                           5,036            -0-
                                                  ---------       ----------
                                                 $   73,353      $     =0=
                                                  =========       ==========

     Interest income from related parties in 1998 was  $5,741.  Accrued
interest income of $945 is included in notes   receivable at December 31,1998.

               APTA HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         DECEMBER 31, 1998 AND 1997


NOTE 7   MORTGAGE NOTES PAYABLE

     Mortgage notes payable at December 31, 1998 and 1997 consisted of the following:

                                                        1998         1997
                                                        ----         ----
Mortgage note payable to First Union National
  Bank in monthly installments of $17,962 including
  interest at 7.78%, due October 2007, secured by
  first mortgage on rental property, assignment of
  leases, rents and security deposits, substantially
  all assets of a subsidiary, and a limited payment
  and performance guaranty of a stockholder          $2,474,384   $2,496,481

Mortgage note payable to Resource Properties,
  Inc. ("RPI") in monthly installments of $7,964
  including interest at 9.28%, (or 100% of the
  subsidiary's net cash flow, as defined in the
  agreement, if less), due October 2022, secured
  by second mortgage on rental property and
  the common stock of a subsidiary                      916,045      926,087
                                                      ----------  -----------
                                                     $3,390,429   $3,422,568
                                                      ==========  ===========

    On September 17, 1997, the Company refinanced its   existing debt as
permitted by RPI in an agreement dated November   22, 1996.  As a condition of
the refinancing, RPI was granted an   option to purchase the rental property
for $1.00 subject to the   first and second mortgages in the event of default.

    In accordance with the Agreement, RPI lent the   Company $101,081 for the
removal of the underground oil tanks   (Note 11) in order to permit the
Company to refinance its   existing mortgage note payable.

    Since the Company secured a new first mortgage loan (New Note) of at least $2,300,000, RPI agreed to retain a subordinate position in the promissory note payable, the mortgage note payable and the accrued interest thereon, up to the difference between the New Note ($2,500,000) and $3,350,000 at 1.5% above the New Note's interest rate payable. The promissory note and certain other debt were ultimately extinguished by RPI as part of the refinancing (Note 12). In accordance with the Agreement, after payment of all of the aforementioned debt, the residual amount of $312,926 was to be assigned to a stockholder subject to certain covenants and restrictions. The obligation was settled for $150,000 (Note 8). As a result of the refinancing, total debt was reduced by $162,926, which the Company recorded as a gain on extinguishment of debt.

          APTA HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARIES
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     DECEMBER 31, 1998 AND 1997

NOTE 7   MORTGAGE NOTES PAYABLE (CONTINUED)

  Maturities of mortgage notes payable as of December 31, 1998 are   as
follows:

1999                                                          $     34,893
2000                                                                37,886
2001                                                                41,136
2002                                                                44,669
2003                                                                48,506
Thereafter                                                       3,183,339
                                                                 ---------
                                                                $3,390,429
                                                                ==========
NOTE 8   NOTES PAYABLE

     Notes payable at December 31, 1998 and 1997 consists   of the following:


                                                       1998            1997

Notes payable to stockholders with interest at 12%
  and 10% in 1998 and 1997, due on demand,
  unsecured                                          $   -0-       $  17,500


Note payable to related parties with interest at
    10%, due on demand, unsecured                     53,900          24,500

Note payable to stockholder in monthly payments
  of $1,688 (or net cash flow after all debt service
  of a subsidiary, if less), bears interest at 12%,
  due December 31, 2000, unsecured (See Note 7)      150,000         150,000
                                                     -------         -------
                                                  $  203,900       $ 192,000

     Interest expense payable to stockholders and related parties in 1998 and 1997 was $17,500 and $4,850. Accrued interest of $18,750 and $3,750 was payable to stockholders and related parties at December 31, 1998 and 1997.

NOTE 9   INCOME TAXES

      The Company has deferred tax assets of $96,000 and $46,000 at December 31, 1998 and 1997 which represent the tax effects of net operating loss carryforwards. The deferred tax assets have been reduced in their entirety by a valuation allowance in each period. At December 31, 1998, the Company has approximately $400,000 of net operating loss carryforwards to offset future taxable income for both federal and state income tax purposes, expiring in various years through 2018 for federal purposes and 2005 for state purposes.

         APTA HOLDINGS, INC. (PREDECESSOR) AND SUBSIDIARIES
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     DECEMBER 31, 1998 AND 1997


NOTE 10   RELATED PARTY TRANSACTIONS

Management of Rental Property

     The rental property is managed by a company which is owned by a stockholder. The current management agreement provides for a management fee of 5% of gross income, which is typical for the industry. Management fees for the years ended December 31, 1998 and 1997 were $39,874 and $37,197.

   Included in the accrued expenses are management fees payable of $3,493 and $37,197 at December 31, 1998 and 1997.

Leases

     The Company leases its office space from a company which is owned by a stockholder. Monthly rental payments are $300 per month. Rent expense for the years ended December 31, 1998 and 1997 was $2,700 and $-0-.

NOTE 11   ENVIRONMENTAL REMEDIATION EXPENSE

     Located beneath the Spring Village Apartment complex were seven inactive underground storage tanks formerly used to store heating oil for the complex. The tanks were not regulated by the State of Pennsylvania. During the year ended December 31, 1997, the tanks were successfully removed at a cost of $111,974, of which $101,081 was funded by the lender (RPI). (See Note 7)

NOTE 12   EXTRAORDINARY ITEM

     In September 1997, the Company refinanced its existing debt with RPI. In connection with the refinancing, certain debt was forgiven by the lender which resulted in an extraordinary gain of $162,926, net of related income taxes of $-0-. (See Note 7)

                   APTA HOLDINGS, INC. AND SUBSIDIARIES
                        CONSOLIDATED BALANCE SHEETS
                          JUNE 30, 1999 AND 1998

                                (UNAUDITED)

                                  ASSETS
                                                                  (Accounting
                                                                  Predecessor)
                                                   1999              1998
                                                   ----            ----------


Rental property, net  (Notes 6 & 7)          $ 3,284,454         $ 3,356,233
Cash  (Note 6)                                   117,196              41,951
Cash held in escrow (Notes 6 & 8)                 72,905             104,777
Accounts receivable                                  890               7,071
Notes receivable (Notes 6 & 9)                   138,402              90,000
Prepaid expenses                                  29,631              22,586
Deferred financing costs, net  (Note 6)           71,211              79,851
Organization costs, net  (Note 6)                    -0-               2,233
                                             -----------         -----------
     Total Assets                            $ 3,714,689         $ 3,704,702
                                             ===========         ===========

                   LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities
  Mortgage notes payable (Note 10)            $3,373,341         $ 3,406,829
  Notes payable (Note 11)                        242,500             178,900
  Accrued interest                                41,876              34,489
  Accounts payable                                14,091              29,934
  Accrued expenses                                74,449              27,662
  Security deposits payable (Note 6)              61,385              53,241
  Other liabilities                                8,253                 -0-
                                             -----------         -----------
     Total liabilities                         3,815,895           3,731,055


Minority interest (Notes 4 & 6)                   25,231                 -0-

Commitments and contingencies

Stockholders' Deficit (Notes 1 & 3)
  Investment by predecessor                          -0-      (       26,353)
  Common stock, $.001 par value,
      2,000,000 shares
      Authorized, 1,000,000
      shares issued and outstanding                1,000                 -0-
  Additional paid in capital                     149,000                 -0-
  Accumulated deficit                      (     276,437)                -0-
                                             -----------         -----------
      Total stockholders' deficit          (     126,437)      (      26,353)



Total Liabilities and
   Stockholders' Deficit                      $3,714,689          $ 3,704,702
                                              ==========          ===========
                       APTA HOLDINGS, INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                 FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998

                                    (UNAUDITED)

                                                                  (Accounting
                                                                  Predecessor)
                                                   1999             1998
                                                   ----            ----------

Revenues
  Rental real estate                          $  396,554         $   394,682
  Financial services                               9,282                  49
                                              -----------        ------------
     Total revenues                              405,836             394,731

Operating Expenses
  Administrative expenses                         75,067              55,271
  Utilities expense                               51,697              48,177
  Operating and maintenance                       53,970              58,562
  Taxes and insurance                             61,317              58,591
  Depreciation and amortization                   54,383              51,655
                                              -----------        ------------
     Total operating expenses                    296,434             272,256

Operating income                                 109,402             122,475

Other income (expense)
  Interest income                                    865                 538
  Interest expense                          (    152,541)      (     148,582)
                                              -----------        ------------
      Total other income (expense)          (    151,676)      (     148,044)
                                              -----------        ------------

Loss before minority interest              (      42,274)      (      25,569)


Minority interest                          (         212)                -0-
                                              -----------        ------------

Net loss                                    ($    42,486)      ($     25,569)
                                              ===========        ============
Basic net loss per share
  Loss before minority interest          ($          .04)   ($           .01)
  Minority interest                                  -0-                 -0-
                                              -----------        ------------
  Net loss                               ($          .04)   ($           .01)
                                              ===========        ============


Average number of common
 shares outstanding -
  Basic                                        1,000,000           2,131,667
                                              ===========        ============

                       APTA HOLDINGS, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998

                                   (UNAUDITED)

                                                                  (Accounting
                                                                  Predecessor)
                                                       1999              1998
                                                       ----        ----------

Cash Flows From Operating Activities:
  Net loss                                          ($  42,486)    ($ 25,569)
  Adjustments to reconcile net loss to net cash
    provided by (used in) operating activities:
    Minority interest in net loss of consolidated
      subsidiary                                           212           -0-
    Depreciation and amortization expense               54,383        51,655
    (Increase) decrease in:
      Accounts receivable                                9,639         1,669
      Prepaid expenses                                  23,797        28,949
      Cash held in escrow                         (     20,106)  (    26,145)
     Increase (decrease) in:
      Accounts payable                             (     7,754)       12,521
      Accrued interest                                     -0-   (    44,490)
      Accrued expenses                           (       6,305)        7,292
      Other liabilities                                  4,681   (     3,701)
      Security deposits payable                          4,978   (     2,243)
                                                   ------------   -----------


Net cash provided by (used in)
   operating activities                                 21,039   (        62)
                                                   ------------   -----------


Cash Flows From Investing Activities:
  Purchases of property and equipment             (     11,164)  (    26,865)
  Cash received from acquisition                            -0-        7,637
  Cash received from predecessor                        85,100            -0-
  Collection of installment notes receivable            10,494         5,000
  Loans made                                      (     75,543            -0-
  Organizational costs                                      -0- (      1,000)
                                                   ------------   -----------
Net cash provided by (used in)
     investing activities                                8,887   (    15,228)
                                                   ------------   -----------

Cash Flows from Financing Activities:
  Repayment of mortgage notes payable             (     17,088)  (    15,739)
  Repayment of short-term notes                   (     53,900)  (    26,100)
  Proceeds from notes payable                           62,500        13,000
  Contribution from predecessor                             -0-       25,000
  Minority interest                                     15,000            -0-
                                                   ------------   -----------
Net cash provided by  (used in)
        financing activities                             6,512   (     3,839)
                                                   ------------   -----------




                   APTA HOLDINGS, INC. AND SUBSIDIARIES
             CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998

                              (UNAUDITED)

                                                                  (Accounting
                                                                  Predecessor)
                                                   1999             1998
                                                   ----            ----------
Increase in cash                                  36,438           (  19,129)

Cash, beginning                                   80,758              61,080
                                               ---------           ----------
Cash, ending                                   $ 117,196           $  41,951
                                               =========           ==========


SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:

                                                    1999            1998
                                                     ----           ----

Cash paid for interest                         $   152,541     $   141,290
                                               ===========     ===========


Cash paid for income taxes                       $     400       $     200
                                               ===========     ===========


Non-cash investing and financing activities:

    On June 28, 1999, assets and liabilities of ARCA Corp. were transferred to the Company as follows:

    Accrued expenses                      $    55,100
    Notes payable                              30,000
                                          -----------
    Cash received from predecessor        $    85,100
                                          ===========


     During the six months ended June 30, 1998, the Company acquired S&P Custom Homes, Inc. through a subsidiary as follows:

    Contribution from predecessor               100,000
    Notes receivable                      (      95,000)
    Other current assets                  (         963)
    Accrued expenses                              3,600
                                           ------------
    Cash received from acquisition         $      7,637
                                           ============



                                  ARCA CORP. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
                      FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998

                                  Investment
Additional                      Total
                                     By                  Common Stock
Paid-in        Accumulated  Stockholders'
                                  Predecessor        Shares       Amount
Capital          Deficit       Deficit
                                 ------------       --------     --------
---------        ----------   -----------

Balance, January 1, 1998         $(125,784)               0      $     0      $
    0          $     0     $(125,784)

Contribution from
 predecessor                       125,000                0            0
     0                0       125,000

Net loss                           (25,569)               0            0
     0                0      ( 25,569)
                                 -----------      ---------     ---------
---------        ----------   -----------

Balance, June 30, 1998           $( 26,353)               0            0
     0                0     (  26,353)
                                 ============     =========     =========
=========        ==========   ===========

Balance, January 1, 1999         $( 83,951)               0      $     0      $
    0          $     0     $( 83,951)

Net loss prior to
 spin-off                          (42,496)               0            0
     0                0       (42,486)

Initial capitalization
 resulting from spin-off           126,437        1,000,000        1,000
149,000         (276,437)            0

Net loss subsequent to spin-off          0                0            0
     0                0             0
                                 -----------      ---------     ---------
---------        ----------   -----------

Balance, June 30, 1999           $       0        1,000,000        1,000
149,000         (276,437)    ( 126,437)
                                 ============     =========     =========
=========        ==========   ===========


                        APTA HOLDINGS, INC. AND SUBSIDIARIES
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              JUNE 30, 1999 AND 1998

                                  (UNAUDITED)

Note 1 - Organization

     APTA Holdings, Inc. ("APTA"), a Delaware corporation, ("the Company") was formed on June 4, 1999, as a subsidiary of ARCA Corp. ("ARCA"), a New Jersey corporation, in connection with a transaction in which ARCA was merged into Agate Technologies, Inc. ("Agate") on June 28, 1999.
Immediately prior to the closing of the merger, ARCA transferred all of its assets and liabilities to APTA. On June 28, 1999, the common stock of APTA was spun off to the common shareholders of ARCA. Eligible ARCA shareholders of record on June 28, 1999 ("Dividend Record Date") received one share of APTA's common stock for each share of ARCA's common stock held on the Dividend
Record Date. On June 28, 1999, 1,000,000 shares of $.001 par value APTA common stock was issued to eligible ARCA shareholders.


Note 2 - Unaudited Financial Statements

   The consolidated balance sheet as of June 30, 1999 and 1998 and the related consolidated statements of operations, cash flows and stockholders' deficit for the six months ended June 30, 1999 and 1998, and the related information contained in these notes have been prepared by management without audit. In the opinion of management, all accruals (consisting of normal recurring accruals) which are necessary for a fair presentation of financial position and results of operations for such periods have been made. Results for an interim period should not be considered as indicative of results for a full year.


Note 3 - Basis of Presentation

     The consolidated financial statements for periods prior to the spin off include only those assets and liabilities contributed by ARCA as described above. These financial statements have been prepared using ARCA's historical basis of the assets and liabilities and the historical results of operations and have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission applicable for subsidiaries which have been spun off. These rules stipulated that statements shall be prepared as if the entity had existed prior to the existence of the new company. Such statements are not those of a real entity, but describe a hypothetical "accounting predecessor" to APTA Holdings, Inc. The financial statements presented include all the operations of the Company as well as the operations of the Company's predecessor prior to the spin-off, and have been accounted for in a manner similar to that in a pooling of interests.




                        APTA HOLDINGS, INC. AND SUBSIDIARIES
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              JUNE 30, 1999 AND 1998

                                  (UNAUDITED)


Note 3 - Basis of Presentation (continued)

     In management's opinion, the accompanying consolidated financial statements include all common and corporate level expenses which would have been incurred on behalf of the accounting predecessor by ARCA. Management has allocated such expenses based on its best estimate of the actual time and effort expended for the benefit of APTA, and believes such allocation to be reasonable.

Net loss per Share

     Net loss per share has been computed giving effect to the distribution ratio of 1 common share of APTA for each common share of ARCA. Accordingly, weighted average common shares outstanding, have been computed based on the shares outstanding of ARCA for the respective period. Calculated earnings per share may not be representative of earnings per share subsequent to the transfer of the assets and liabilities from ARCA since the level of other expenses incurred by APTA may be higher than was incurred on a historical basis.


Note 4 -Nature of Operations

On December 31, 1995, the Company acquired, through its wholly owned subsidiary Spring Village Holdings, Inc., an 80% partnership interest in SVG Properties, L.P. (T/A Spring Village Apartments), which owns a 124 unit residential apartment complex in Sharon Hill, Pennsylvania. The Company's 80% partnership interest is comprised of a 4.5% general partnership interest and 75.5% limited partnership interest.
The remaining 20% limited partnership interests are held by unrelated individuals.

On March 31, 1998, the Company formed Beran Corp. ("Beran") and on May 28, 1998, entered into the financial services business through the acquisition of the lending operations of a real estate development company. On November 24, 1998, Beran became a licensed lender of consumer loans in the State of New Jersey. Beran is an 80% and 91% owned subsidiary of the Company as of June 30, 1999 and June 30, 1998, respectively.


Note 5 - Business Acquisition

     Effective May 28, 1998, the Company, Beran and S&P Custom Homes, Inc. ("S&P") entered into an Agreement and Plan of Merger (the "Merger") pursuant to which S&P was merged into Beran. S&P was a real estate developer and specialty finance company in which officers of the Company were stockholders.
 Pursuant to the Merger,


                        APTA HOLDINGS, INC. AND SUBSIDIARIES
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              JUNE 30, 1999 AND 1998

                                  (UNAUDITED)


Note 5 - Business Acquisition (continued)

each share of S&P common stock was exchanged for one share of the Company's common stock, except for four S&P stockholders who agreed to accept less than a one-for-one share exchange. This resulted in an initial investment by the Company of $100,000. This acquisition has been accounted for as a purchase.

     The operating results of Beran (formerly S&P) are included in the Company's results of operations from the date of acquisition.

Note 6 - Summary of Significant Accounting Policies

Principles of Consolidation

     The consolidated financial statements include the accounts of APTA Holdings, Inc., its wholly owned subsidiary, Spring Village Holdings, Inc. and its 80% and 91% owned subsidiary, Beran Corp. at June 30, 1999 and 1998, respectively. The accounts of Spring Village Holdings, Inc. include its 80% partnership interest in SVG Properties, L.P. (T/A Spring Village Apartments). All significant intercompany transactions and accounts have been eliminated.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Rental Real Estate Revenues

     Rental real estate revenues include rental income and associated fees earned from tenants.

     The Company earns rental income under operating lease agreements with tenants. Rental income is recognized on a straight-line basis over the applicable lease term. The associated fees and other income are recognized as earned.




                        APTA HOLDINGS, INC. AND SUBSIDIARIES
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              JUNE 30, 1999 AND 1998

                                  (UNAUDITED)

Note 6 - Summary of Significant Accounting Policies (continued)

Financial Services Revenues

     Gross installment notes receivable are recorded net of unearned finance charges, which are recognized as income using the interest method over the term of the related loan. Accrual of finance charges is suspended when payment performance is deemed unsatisfactory. When the loan becomes current, the accrual is resumed and past-due income is recognized.

     Also included in financial services revenue are loan origination and other fees. Loan origination fees, net of related direct costs, are deferred and amortized over the lives of the loans. Non-refundable fees are deferred and amortized on a straight-line basis over twelve months, net of related direct incremental costs associated with the fee.

Credit Losses

     The installment notes receivable portfolio is reviewed regularly to ensure that the allowance for loan losses is maintained at a level considered adequate to cover potential losses. Loans are charged-off on a loan by loan basis generally when no material payment has been received within a reasonable time. The allowance is increased by provisions charged to expense and reduced by loan charge-offs net of recoveries.

Rental Property

     Rental property is recorded at cost. Depreciation is provided using the straight-line method over its estimated useful life. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

     The estimated useful lives of the major classes of rental property, as determined by the Company's management, are as follows:

Buildings and improvements -       40 years
Building equipment         -       10 years
Office equipment           -        5 years
Furniture and fixtures     -        3 years



                        APTA HOLDINGS, INC. AND SUBSIDIARIES
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              JUNE 30, 1999 AND 1998

                                  (UNAUDITED)


Note 6 - Summary of Significant Accounting Policies (continued)


Cash Held in Escrow

     Cash held in escrow includes amounts held by the lender to provide funds necessary for the payment of taxes, insurance, replacements and other specified capital expenditures of the Spring Village Apartments.


Deferred Financing Costs

     Deferred financing costs are amortized on a straight-line basis over ten years. Amortization expense for the six months ended June 30, 1999 and 1998 was $4,320 and $4,320. Accumulated amortization as of June 30, 1999 and 1998 was $15,120 and $6,480.


Organization Costs

     Organization costs were amortized on a straight-line basis over five years. Amortization expense for the six months ended June 30, 1999 and 1998 was $-0- and $267. Accumulated amortization as of June 30, 1999 and 1998 was $3,500 and $2,767.


Security Deposits Payable

     Security deposits payable represent amounts received from tenants and are included in cash on the accompanying balance sheet. As of June 30, 1999 and 1998, the tenant security deposits are fully funded. Tenant security deposits are guaranteed by a stockholder.


Advertising

     The Company expenses all advertising as incurred. Direct response advertising for which future economic benefits are probable and specifically attributable to the advertising is not material. Advertising expense for the six months ended June 30, 1999 and 1998 was $8,121 and $2,320.



                        APTA HOLDINGS, INC. AND SUBSIDIARIES
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              JUNE 30, 1999 AND 1998

                                  (UNAUDITED)

Note 6 - Summary of Significant Accounting Policies (continued)

Income Taxes

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under the liability method prescribed by SFAS No. 109, a deferred asset or liability is determined based on differences between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Tax credits are recorded as a reduction in income taxes. Valuation allowances are provided if, it is more likely than not, that some or all of the deferred tax assets will not be realized.

Net Loss Per Share

     The Company accounts for earnings per share in accordance with SFAS
No. 128, "Earnings Per Share". SFAS No. 128, which simplifies the standards for computing and presenting earnings per share, replaces the previously reported primary and fully diluted earnings per share with basis and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Dilutive earnings per share is very similar to the previously reported primary earnings per share.

Basic net earnings per share is computed using the weighted average number of common shares outstanding. The Company had no potential common shares at June 30, 1999 and 1998. The computations of basic net earnings per share are as follows:


                                                    1999            1998
                                                    ----            ----
Net loss before minority interest            ($     42,274)   ($    25,569)
                                             ==============   =============

Basic weighted average shares                    1,000,000       2,131,667
                                             ==============   =============

Net loss per share before minority interest   ($       .04)   ($       .01)
                                             ==============   =============

Fair Value

     The Company's financial instruments consist primarily of cash, accounts and installment notes receivable, accounts payable, accrued expenses and debt. The carrying amounts of the Company's financial instruments, excluding installment notes receivable and debt, approximate fair value due to the short maturity of these instruments. The Company's notes receivable approximate fair value based on interest rates currently



                        APTA HOLDINGS, INC. AND SUBSIDIARIES
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              JUNE 30, 1999 AND 1998

                                  (UNAUDITED)

Note 6 - Summary of Significant Accounting Policies (continued)

Fair Value

being offered for loans with similar terms to borrowers of similar credit quality. The Company's debt approximates fair value based on borrowing rates currently available to the Company.

Statement of Cash Flows

     For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with a term to maturity of three (3) months or less at the time of acquisition to be cash equivalents.

New Accounting Pronouncement

     In 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 redefines how operating segments are determined and requires qualitative disclosure of certain financial and descriptive information about a company's operating segments. Application of the disclosure requirements under this standard did not have a material impact on the Company's financial statements for the six months ended June 30, 1999 and 1998.

Note 7 - Rental Property

     Rental property at June 30, 1999 and 1998 consisted of the following:

                                                1999              1998
                                                ----              ----
Land                                       $   292,792       $   292,792
Building and improvements                    3,193,401         3,178,805
Building equipment                             103,048            97,065
Office equipment                                17,216            10,456
Furniture and fixtures                           3,516             2,110
                                            ----------        ----------
                                             3,609,973         3,581,228
Less accumulated depreciation            (     325,519)    (     224,995)
Rental property, net                        $3,284,454        $3,356,233

     Depreciation expense for the six months ended June 30, 1999 and 1998 was $50,063 and $47,068.



                        APTA HOLDINGS, INC. AND SUBSIDIARIES
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              JUNE 30, 1999 AND 1998

                                  (UNAUDITED)


Note 8 - Cash Held in Escrow

     Cash held in escrow at June 30, 1999 and 1998 consisted of the following:

                                        1999           1998
                                                ----             ----
Mortgage escrow deposits                 $      53,895      $   79,557
Reserve fund for replacements                    9,109          10,029
Specified work escrow                            9,901          15,191
                                            ----------       ---------
                                         $      72,905       $ 104,777
                                            ==========       =========

Note 9 - Notes receivable

     Notes receivable at June 30, 1999 and 1998 consist of the following:


                                                     1999             1998
                                                     ----             ----

Mortgage notes receivable from company
   owned by minority stockholders bearing
   interest at 12%, secured by related real
   estate, repaid in 1998                         $    -0-       $     90,000

Installment notes receivable in monthly payments
   ranging from $180 to $440 including interest
   at 25% through June 2002, secured by related
   vehicles                                          84,156              -0-

Installment note receivable from a related party
   in monthly payments of $760 including
   interest at 12% through December 2004,
   secured by equipment                              41,621              -0-

Installment note receivable from minority
  stockholder in monthly payments of $125,
  representing interest only at 12%, due
  December 31, 1999, unsecured                       12,625              -0-
                                                  ----------       ----------
                                                  $ 138,402         $  90,000
 .


                        APTA HOLDINGS, INC. AND SUBSIDIARIES
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              JUNE 30, 1999 AND 1998

                                  (UNAUDITED)

Note 10 - Mortgage Notes Payable

  Mortgage notes payable at June 30, 1999 and 1998 consisted of the following:

                                                          1999           1998
                                                          ----           ----
Mortgage note payable to First Union National
  Bank in monthly installments of $17,962 including
  Interest at 7.78%, due October 2007, secured by
  first mortgage on rental property, assignment of
  leases, rents and security deposits, substantially
  all assets of a subsidiary, and a limited payment
  and performance guaranty of a stockholder            $2,462,677   $2,485,647

Mortgage note payable to Resource Properties,
  Inc. ("RPI") in monthly installments of $7,964
  Including interest at 9.28%, (or 100% of the
  Subsidiary's net cash flow, as defined in the
  Agreement, if less), due October 2022, secured
  by second mortgage on rental property and
  the common stock of a subsidiary                        910,664      921,182
                                                       ----------   ----------
                                                       $3,373,341   $3,406,829


Maturities of mortgage notes payable as of June 30, 1999 are as follows:

June 30, 2000            $      36,359
June 30, 2001                   39,478
June 30, 2002                   42,866
June 30, 2003                   46,548
June 30, 2004                   50,548
Thereafter                   3,157,542
                            ----------
                           $ 3,373,341




                        APTA HOLDINGS, INC. AND SUBSIDIARIES
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              JUNE 30, 1999 AND 1998

                                  (UNAUDITED)

Note 11 - Notes Payable

     Notes payable at June 30, 1999 and 1998 consists of the following:


                                                         1999          1998
Note payable to stockholder with interest at 12%
  due on demand, unsecured                           $   17,500     $     -0-

Note payable to related parties with interest at
  12%, due on demand, unsecured                          75,000        28,900

Note payable to stockholder in monthly payments
  of $1,688 (or net cash flow after all debt service
  of a subsidiary, if less), bears interest at 12%, due
  December 31, 2000, unsecured                          150,000       150,000
                                                      ---------     ---------
                                                     $  242,500     $ 178,900

Note 12 - Income Taxes

     The Company has deferred tax assets of $106,000 and $91,000 at June 30, 1999 and 1998 which represent the tax effects of net operating loss carryforwards. The deferred tax assets have been reduced in their entirety by a valuation allowance in each period. At June 30, 1999, the Company has approximately $441,000 of net operating loss carryforwards to offset future taxable income for both federal and state income tax purposes, expiring in various years through 2019 for federal purposes and 2006 for state purposes.

Note 13 - Related Party Transactions

Management of Rental Property

     The rental property is managed by a company which is owned by a stockholder. The current management agreement provides for a management fee of 5% of gross income, which is typical for the industry. Management fees for the six months ended June 30, 1999 and 1998 were $22,500 and $20,501.

     Included in the accrued expenses are management fees payable of $3,750 and $20,501 at June 30, 1999 and 1998.


                        APTA HOLDINGS, INC. AND SUBSIDIARIES
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              JUNE 30, 1999 AND 1998

                                  (UNAUDITED)

Note 13 - Related Party Transactions (continued)

Leases

     The Company leases its office space from a company which is owned by a stockholder. Monthly rental payments are $300 per month. Rent expense for the six months ended June 30, 1999 and 1998 was $1,800 and $900.














                               PART III


ITEM 1.  INDEX TO EXHIBITS

         The following list describes the exhibits filed as part of this registration statement on Form 10-SB:

Exhibit No.    Description of Document
-----------    -----------------------


3.01           Articles of Incorporation of Apta Holdings, Inc.
               dated June 4, 1999

3.02           By-laws of Apta Holdings, Inc.

10.01 Indenture, Bill of Sale and Assignment of Assets, Properties And Business of ARCA Corp.

10.02          Instrument of Assumption of Liabilities

11.01          Statement re:  Computation of Earnings per Share

21.1           List of Subsidiaries of Registrant

23.01          Consent of Haefele, Flanagan & Co., P.C.

27.01          Financial Data Schedule



SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           Apta Holdings, Inc.


                                           /s/ Harry J. Santoro

                                           By:  Harry J. Santoro, President
Date:  July 21, 1999

                                  Exhibit 3.01

                   CERTIFICATE OF INCORPORATION
                                OF
                       APTA HOLDINGS, INC.


                            ARTICLE I
                               NAME

     The name of the Corporation is: APTA HOLDINGS, INC.

                            ARTICLE II
                        REGISTERED OFFICE

     The address of the registered office of the Corporation in the State of Delaware is The Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of the Corporation's registered agent at that address is The Corporation Trust Company.

                           ARTICLE III
                             BUSINESS

     The purposes of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the "GCL").


                            ARTICLE IV
                     AUTHORIZED CAPITAL STOCK

     The total number of shares of stock that the Corporation shall have the authority to issue is Two Million (2,000,000) shares of Common Stock, par value $.001 per share ("Common Stock"), amounting in the aggregate to Two Thousand Dollars ($2,000).

     The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the
Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the GCL, and no vote of the holders of the Common Stock voting separately as a class shall be required therefor.

                            ARTICLE V
          ADDRESS OF INCORPORATORS AND INITIAL DIRECTORS

The name and mailing address of each incorporator is as follows:

NAME                     MAILING ADDRESS

                         1209 Orange Street, Wilmington, Delaware 19801

                         1209 Orange Street, Wilmington, Delaware 19801

                         1209 Orange Street, Wilmington, Delaware 19801


     The name and mailing address of each person who is to serve as a director until the first annual meeting of the stockholders or until a successor is elected and qualified, is as follows:

NAME                     MAILING ADDRESS
Harry J. Santoro         215 West Main Street, Maple Shade, NJ  08052
Stephen M. Robinson      172 Tuckerton Road, Medford, NJ   08055


                            ARTICLE VI
                      ELECTION OF DIRECTORS

     A. The business and affairs of the Corporation shall be conducted and managed by, or under the direction of, the Board. The total number of directors constituting the entire Board shall be not less than one (1) nor more than fifteen (15), with the then-designated number of directors being fixed from time to time by or pursuant to a resolution passed by the Board. Members of the Board shall hold office until their successors are elected and qualified or until their earlier death, resignation, disqualification or removal.

     B. Unless and except to the extent that the Bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

     C. Newly created directorships resulting from any increase in the authorized number of directors, and any vacancies on the Board resulting from death, resignation, disqualification, removal, or other cause, may be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board. No decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.

     D. Any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.




                           ARTICLE VII
                     MEETINGS OF STOCKHOLDERS

     A. Meetings of stockholders of the Corporation may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. Special meetings of stockholders of the Corporation may be called only by the Chairman of the Board, or by the Board pursuant to a resolution adopted by the Board. Special meetings of stockholders may not be called by any other person or persons or in any other manner. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the by-laws of the corporation.

     B. In addition to the powers conferred on the Board by this Certificate of Incorporation and by the GCL, and without limiting the generality thereof, the Board is specifically authorized from time to time, by resolution of the Board without additional authorization by the stockholders of the Corporation:

     To make, alter or repeal the by-laws of the corporation.

     To authorize and cause to be executed mortgages and liens upon the real and personal property of thecorporation.

     To set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and to abolish any such reserve in the manner in which it was created.

     To designate one or more committees, each committee to consist of one or more of the directors of the corporation. The board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. The by-laws may provide that in the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member.
Any such committee, to the extent provided in the resolution of the board of directors, or in the by-laws of the
corporation, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (i)
approving or adopting, or recommending to the stockholders, any action or matter expressly required by the Delaware
General Corporation Law to be submitted to stockholders for approval or (ii) adopting, amending or repealing any bylaw of the corporation.

     When and as authorized by the stockholders in accordance with law, to sell, lease or exchange all or substantially all of the property and assets of the corporation, including its good will and its corporate franchises, upon such terms and conditions and for such consideration, which may consist in whole or in part of money or property including shares of stock in, and/or other securities of, any other corporation or corporations, as its board of directors shall deem expedient and for the best interests of the corporation.

     The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

                           ARTICLE VIII
                     LIMITATION OF LIABILITY

     A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware GCL, or
(iv) for any transaction from which the director derived any improper personal benefit.


     Any repeal or modification of the foregoing paragraph shall not adversely affect any right or protection of a director of the Corporation existing hereunder with respect to any act or omission occurring prior to such repeal or modification.

                            ARTICLE IX
          BOARD CONSIDERATIONS UPON SIGNIFICANT EVENTS

     The Board, when evaluating any (A) tender offer or invitation for tenders, or proposal to make a tender offer or request or invitation for tenders, by another party, for any equity security of the Corporation, or (B) proposal or offer by another party to (1) merge or consolidate the Corporation or any subsidiary with another corporation or other entity,
(2) purchase or otherwise acquire all or a substantial portion of the properties or assets of the Corporation or any subsidiary, or sell or otherwise dispose of to the Corporation or any subsidiary all or a substantial portion of the properties or assets of such other party, or (3) liquidate, dissolve, reclassify the securities of, declare an extraordinary dividend of, recapitalize or reorganize the Corporation, may take into account all factors that the Board deems relevant, including, without limitation, to the extent so deemed relevant, the potential impact on employees, customers, suppliers, partners, joint venturers and other constituents of the Corporation and the communities in which the Corporation operates.


                            ARTICLE X
                             DURATION

     The corporation is to have perpetual existence.



     WE THE UNDERSIGNED, being each of the incorporators hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this Certificate, hereby declaring and certifying that this is our act and deed and the facts herein stated are true, and accordingly have hereunto set our hands this _4th___day of June, 1999.


                                   /s/ illegible


                                   /s/ illegible


                                   /s/ illegible

C:\ELINK\FILING\aptafm10.txt

                                 EXHIBIT 3.02


                              BYLAWS

                                OF

                       APTA HOLDINGS, INC.


                            ARTICLE I

                           STOCKHOLDERS


     SECTION 1.1 PLACE OF MEETINGS. Meetings of stockholders shall be held at the place, either within or without the State of Delaware, as may be designated by resolution of the Board of Directors from time to time.

     SECTION 1.2 ANNUAL MEETINGS. Annual meetings of stockholders shall, unless otherwise provided by the Board of Directors, be held on the second Wednesday in September of each calendar year, commencing in 1999, if not a legal holiday, and if a legal holiday, then on the next full business day following, at 1:00 p.m., at which time they shall elect a board of directors and transact any other business as may properly be brought before the meeting.

     SECTION 1.3 SPECIAL MEETINGS. Special meetings of stockholders for any purpose or purposes may be called at any time by the Board of Directors, or by a committee of the Board of Directors which has been duly designated by the Board of Directors and whose powers and authority, as expressly provided in a resolution of the Board of Directors, include the power to call such meetings, but such special meetings may not be called by any other person or persons.

     SECTION 1.4 NOTICE OF MEETINGS. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, the Certificate of Incorporation of these Bylaws, the written notice of any meeting shall be given no less than ten
(10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. If mailed, such notice shall be deemed to be given when deposited in the mail, postage prepaid, directed to the stockholder at his or her address as it appears on the records of the corporation.

     SECTION 1.5 ADJOURNMENTS. Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty
(30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

     SECTION 1.6 QUORUM. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, at each meeting of stockholders the presence in person or by proxy of the holders of shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum. In the absence of a quorum, the stockholders so present may, by majority vote, adjourn the meeting from time to time in the manner provided in
Section 1.5 of these Bylaws until a quorum shall attend. Shares of its own stock belonging to the corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

     SECTION 1.7 ORGANIZATION. Meetings of stockholders shall be presided over by the Chairman of the Board, if any, or in his or her absence by the Vice Chairman of the Board, if any, or in his or her absence by the President, or in his or her absence by a Vice President, or in the absence of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

     SECTION 1.8 VOTING; PROXIES. Except as otherwise provided by the Certificate of Incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by him which has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary of the corporation. Voting at meetings of stockholders need not be by written ballot and need not be conducted by inspectors of election unless so determined by the holders of shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote thereon which are present in person or by proxy at such meeting.
At all meetings of stockholders for the election of directors a plurality of the votes cast shall be sufficient to elect. All other elections and questions shall, unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, be decided by the vote of the holders of shares of stock having a majority of the votes which could be cast by the holders of all shares of stock entitled to vote thereon which are present in person or represented by proxy at the meeting.

     SECTION 1.9 FIXING DATE FOR DETERMINATION OF STOCKHOLDERS OF RECORD. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and which record date: (1) in the case of determination of stockholders entitled to vote at any meeting of stockholders or adjournment thereof, shall, unless otherwise required by law, not be more than sixty (60) nor less than ten
(10) days before the date of such meeting; (2) in the case of determination of stockholders entitled to express consent to corporate action in writing without a meeting, shall not be more than ten (10) days from the date upon which the resolution fixing the record date is adopted by the Board of Directors; and (3) in the case of any other action, shall not be more than sixty (60) days prior to such other action. If no record date is fixed: (1) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; (2) the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting when no prior action of the Board of Directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation in accordance with applicable law, or, if prior action by the Board of Directors is required by law, shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action; and
(3) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

     SECTION 1.10 LIST OF STOCKHOLDERS ENTITLED TO VOTE. The Secretary shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present. Upon the willful neglect or refusal of the directors to produce such a list at any meeting for the election of directors, they shall be ineligible for election to any office at such meeting. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list of stockholders or the books of the corporation, or to vote in person or by proxy at any meeting of stockholders.

     SECTION 1.11 ACTION BY CONSENT OF STOCKHOLDERS. Unless otherwise restricted by the Certificate of Incorporation, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.


                            ARTICLE II

                        BOARD OF DIRECTORS

     SECTION 2.1 NUMBER; QUALIFICATIONS. The Board of Directors shall consist of not less than one (1) nor more than fifteen (15) members, the number thereof to be determined from time to time by resolution of the Board of Directors. The number of directors which shall comprise the initial Board of Directors shall be that number set forth in the Certificate of Incorporation. Directors need not be stockholders.

     SECTION 2.2 ELECTION; RESIGNATION; REMOVAL; VACANCIES. The Board of Directors shall be elected at each annual meeting of stockholders and each director shall hold office for a term of one (1) year or until his or her successor is elected and qualified. Any director may resign at any time upon written notice to the corporation. Any newly created directorship or any vacancy occurring in the Board of Directors for any cause may be filled by a majority of the remaining members of the Board of Directors, although such majority is less than a quorum, or by a plurality of the votes cast at a meeting of stockholders, and each director so elected shall hold office until the expiration of the term of office of the director whom he has replaced or until his or her successor is elected and qualified.

     SECTION 2.3 REGULAR MEETINGS. Regular meetings of the Board of Directors may be held at such places within or without the State of Delaware and at such times as the Board of Directors may from time to time determine, and if so determined, notices thereof need not be given.

     SECTION 2.4 SPECIAL MEETINGS. Special meetings of the Board of Directors may be held at any time or place within or without the State of Delaware whenever called by the President, any Vice President, the Secretary, or by any member of the Board of Directors. Notice of a special meeting of the Board of Directors shall be given by the person or persons calling the meeting at least twenty-four
(24) hours before the special meeting.

     SECTION 2.5 TELEPHONIC MEETINGS PERMITTED. Members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting thereof by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this bylaw shall constitute presence in person at such meeting.

     SECTION 2.6 QUORUM; VOTE REQUIRED FOR ACTION. At all meetings of the Board of Directors a majority of the whole Board of Directors shall constitute a quorum for the transaction of business. Except in cases in which the Certificate of Incorporation or these Bylaws otherwise provide, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

     SECTION 2.7 ORGANIZATION. Meetings of the Board of Directors shall be presided over by the Chairman of the Board, if any, or in his or her absence by the Vice Chairman of the Board, if any, or in his or her absence by the President, or in their absence by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

     SECTION 2.8 INFORMAL ACTION BY DIRECTORS. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or such committee.


                           ARTICLE III

                            COMMITTEES

     SECTION 3.1 COMMITTEES. The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, designate one or more committees, each committee to consist of one or more of the directors of the corporation. The
Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent permitted by law and to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all pages which may require it.

     SECTION 3.2 COMMITTEE RULES. Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may make, alter and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these Bylaws.


                            ARTICLE IV

                             OFFICERS

     SECTION 4.1 EXECUTIVE OFFICERS; ELECTION; QUALIFICATIONS; TERM OF OFFICE; RESIGNATION; REMOVAL; VACANCIES. The Board of Directors shall elect a President and Secretary, and it may, if it so determines, choose a Chairman of the Board and a Vice Chairman of the Board from among its members. The Board of Directors may also elect one or more Vice Presidents, one or more Assistant Secretaries, a Treasurer, one or more Assistant Treasurers, and such other officers as the Board of Directors deems necessary. Each such officer shall hold office until the first meeting of the Board of Directors after the annual meeting of stockholders next succeeding his or her election, and until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any officer may resign at any time upon written notice to the corporation. The Board of Directors may remove any officer with or without cause at any time, but such removal shall be without prejudice to the contractual rights of such officer, if any, with the corporation. Any number of offices may be held by the same person. Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise may be filled for the unexpired portion of the term by the Board of Directors at any regular or special meeting.

     SECTION 4.2 POWERS AND DUTIES OF EXECUTIVE OFFICERS. The officers of the corporation shall have such powers and duties in the management of the corporation as may be prescribed by the Board of Directors and, to the extent not so provided, as generally pertain to their respective officers, subject to the control of the Board of Directors. The Board of Directors may require any officer, agent or employee to give security for the faithful performance of his or her duties.

                            ARTICLE V

                              STOCK

     SECTION 5.1 CERTIFICATES. Every holder of stock shall be entitled to have a certificate signed by or in the name of the corporation by the Chairman or Vice
Chairman of the Board of Directors, if any, or the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, of the corporation, certifying the number of shares owned by him in the corporation. Any of or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent, or registrar at the date of issue.

     SECTION 5.2 LOST, STOLEN OR DESTROYED STOCK CERTIFICATES; ISSUANCE OF NEW CERTIFICATES. The corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or his or her legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

                            ARTICLE VI

                         INDEMNIFICATION

     SECTION 6.1 RIGHT TO INDEMNIFICATION. The corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he or she or a person for whom he or she is the legal representative, is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans (an "indemnitee"), against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such indemnitee. The corporation shall be required to indemnify an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if the initiation of such proceeding (or part thereof) by the indemnitee was authorized by the Board of Directors of the corporation.

     SECTION 6.2 PREPAYMENT OF EXPENSES. The corporation shall pay the expenses (including attorneys' fees) incurred by an indemnitee in defending any proceeding in advance of its final disposition, provided, however, that the payment of expenses incurred by a director or officer in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to be indemnified under this Article or otherwise.

     SECTION 6.3 CLAIMS. If a claim for indemnification or payment of expenses under this Article is not paid in full within sixty (60) days after a written claim therefor by the indemnitee has been received by the corporation, the indemnitee may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expenses of prosecuting such claim. In any such action the corporation shall have the burden of proving that the indemnitee was not entitled to the requested indemnification or payment of expenses under applicable law.

     SECTION 6.4 NONEXCLUSIVITY OF RIGHTS. The rights conferred on any person by this Article VI shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these By-laws, agreement, vote of stockholders or disinterested directors or otherwise.

     SECTION 6.5 OTHER INDEMNIFICATION. The corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise, or nonprofit entity shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or nonprofit enterprise.

     SECTION 6.6 AMENDMENT OR REPEAL. Any repeal or modification of the foregoing provisions of this Article VI shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.


                           ARTICLE VII

                          MISCELLANEOUS

     SECTION 7.1 FISCAL YEAR. The fiscal year of the corporation shall be determined by resolution of the Board of Directors.

     SECTION 7.2 SEAL. The corporate seal shall have the name of the corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors.

     SECTION 7.3 WAIVER OF NOTICE OF MEETINGS OF STOCKHOLDERS, DIRECTORS AND COMMITTEES. Any written waiver of notice, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of any regular or special meeting of the stockholders, directors, or members of a committee of directors need be specified in any written waiver of notice.

     SECTION 7.4 INTERESTED DIRECTORS; QUORUM. No contract or transaction between the corporation and one or more of its directors or officers, or between the corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his, her or their votes are counted for such purpose, if: (1) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (2) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (3) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof, or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

     SECTION 7.5 FORM OF RECORDS. Any records maintained by the corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or be in the form of, punch cards, magnetic tape, photographs, microphotographs, or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time. The corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

     SECTION 7.6 AMENDMENT OF BYLAWS. These Bylaws may be altered or repealed, and new Bylaws made by the Board of Directors, but the stockholders may make additional bylaws and may alter and repeal any bylaws whether adopted by them or otherwise.

                                EXHIBIT 10.01
              INDENTURE, BILL OF SALE AND ASSIGNMENT
              OF ASSETS, PROPERTIES AND BUSINESS OF
                            ARCA CORP.


          THIS INDENTURE, BILL OF SALE AND ASSIGNMENT, made effective as of the close of business on the 28 day of June, 1999, by ARCA CORP., a New Jersey corporation (herein called "Grantor") to APTA HOLDINGS, INC., a Delaware corporation (herein called "Grantee").

                       W I T N E S S E T H:


          WHEREAS, the Grantor and Agate Technologies, Inc.., a California corporation, are parties to a Stock Contribution Agreement, dated June 4, 1999 (the "Agreement") providing for, among other things, the transfer and sale to the
Grantee of substantially all of the properties, assets, rights, goodwill and business of the Grantor, all as more fully described in the Agreement, for and in consideration of the assumption by the Grantee herein of all of the liabilities of Grantor and the issuance of 1,000,000 common shares of the Grantee, on the terms and conditions provided in the Agreement; and
          NOW, THEREFORE, in consideration of the premises and of other valuable consideration to Grantor in hand paid by Grantee, at or before the execution and delivery hereof, the receipt and sufficiency of which by Grantor is hereby acknowledged, Grantor has conveyed, granted, bargained, sold, transferred, set over, assigned, aliened, remised, released, delivered and confirmed; and by this Indenture and Bill of Sale does convey, grant, bargain, sell, transfer, set over, assign, alien, remise, release, deliver and confirm unto Grantee, its successors and assigns forever, all the businesses, franchises, rights, privileges, properties, and assets of Grantor of every nature and description, tangibles and intangible, real or personal, wherever located, including Grantor's goodwill. The assets so conveyed, granted, bargained, sold, transferred, set over, assigned, aliened, remised, released, delivered and confirmed hereby, are, without limiting the generality of the foregoing, more particularly described as follows:
     a.   all of the common stock of Spring Village Holdings, Inc.;
     b. all of the common stock which Grantor owns in Beran Corp. and all of such company's products and assets;
     c. all stationery and office supplies, furniture, fixtures, equipment and appliances of every kind and nature owned by Grantor, whether in the possession of Grantor, or in transit, or in the possession of any other person, firm or corporation;
     d.   all other tangible property of every kind and description;
     e. all rights and interests of Grantor in, to and under all contracts, commitments, agreements, options and other arrangements of every kind and description including, without limitation, all supply contracts, purchase contracts, service contracts, employment contracts and retirement plans;
     f. if and to the extent that the same have not been transferred effectively by separate instruments of assignment, all rights and interests of Grantor in, to and under all domestic or foreign patents, patent applications, trademarks, trademark registrations and applications therefor, all domestic or foreign trade names, labels and other trade rights;
     g. all debts, accounts, bills and notes receivable, commercial paper and acceptances, and other evidences of indebtedness; all bills of lading, trust receipts, warehouse receipts and other documents of title of whatever kind and description; all rights and claims under policies of insurance and fidelity or other bonds; all shares of stock and other securities of all kinds (including the contents of all safe deposit boxes and the securities and other items held in custody accounts but excluding the shares of Grantor held by it in its treasury, if any); all other claims, demands, judgments, rights, equities, chattel mortgages, security agreements and choses in action, and the proceeds thereof; and all permits and memberships in clubs and cooperatives;
     h. all books, records and other data relating to Grantor's assets, business and operations;
     i. all Grantor's goodwill and trade connections and Grantor's rights to use the name "ARCA" and any part or variant thereof, and the use of the name ARCA
CORP. until records bearing such name can reasonably be changed to APTA
HOLDINGS,
INC.;
     j.   prepaid expenses;
     k. all intangible assets of Grantor presently used in its business, including customer lists, trade secrets and similar information generally described as "know-how" with respect to the patents and patent applications aforesaid;
     l. all research, engineering, marketing and other data relating to any assets, businesses or operations of Grantor and each subsidiary of Grantor;
     m. all the goodwill existing between Grantor and each of its customers, suppliers, agents and others having business relations with the Grantor;
     n. all rights, claims, and causes of action of Grantor arising after the date hereof against any officer, former officer, employee, former employee or other person arising out of the disclosure or use, or threatened disclosure or threatened use, of any proprietary information relating to the assets being sold to Grantor or its business, including, without limitation, any invention, process, method, formula treatment, discovery or improvement or application thereof, or other know-how, or compilation of information, list of customers or suppliers, document or record with respect thereto or contained therein; and
     o. all other property in which Grantor has any interest whatsoever, real, personal or mixed, whether tangible or intangible, of every kind and description and wherever situated, including without limitation, contingent and unknown interests, claims, rights and properties, whether or not specifically mentioned or described herein and whatever may be the nature or location of said assets, properties or business.
     TO HAVE AND TO HOLD all of the foregoing assets, business and goodwill unto Grantee, its successors and assigns to its use forever (such businesses, fran-

chises, rights, privileges, properties, assets and goodwill being hereinafter collectively called the "Assets").
          Section 1. Grantor hereby constitutes and appoints Grantee, its successors and assigns, Grantor's true and lawful attorney and attorneys, with full power of substitution, in Grantor's name and stead, but on behalf and for the benefit of Grantee, its successors and assigns, to demand and receive any and all of the Assets, and to give receipts and releases for and in respect of the same, and any part thereof, and from time to time to institute and prosecute in Grantor's name, or otherwise, for the benefit of Grantee, its successors and assigns, any and all proceedings at law, in equity or otherwise, which Grantee, its successors or assigns, may deem proper for the collection or reduction to possession of any of the Assets or for the collection and enforcement of any claim or right of any kind hereby sold, conveyed, transferred and assigned, or intended so to be, and to do all acts and things in relating to the Assets which Grantee, its successors or assigns shall deem desirable, Grantor hereby declaring that the foregoing powers are coupled with an interest and are and shall be irrevocable by Grantor or by its dissolution or in any manner or for any reason whatsoever.
          Section 2. Grantor further authorizes Grantee, its successors and assigns, to receive and open all mail, telegrams and other communications, and all express or other packages, addressed to Grantor or to any of its officers and to retain the same insofar as they relate to the Assets, but any such mail, telegrams, communications or express or other packages not relating to the Assets shall be forwarded with reasonable dispatch to the President of Grantor. The foregoing shall constitute full authorization to the postal authorities, all telegraph and express companies, and all other persons to make delivery of such items to Grantee.
          Section 3. Grantor hereby covenants that, from time to time after the delivery of this instrument, at Grantee's request and without further consideration, Grantor will do, execute, acknowledge, and deliver, or will cause to be done, executed, acknowledged and delivered, all and every such further acts, deeds, conveyances, transfers, assignments, powers of attorney and as-

surances as reasonably may be required more effectively to convey, transfer to and vest in Grantee, and to put Grantee in possession of, any of the Assets and, in the case of contracts and rights, if any, which cannot be effectively transferred to Grantee without the consent of third parties, to endeavor to obtain such consents promptly and if any be unobtainable, to use its best efforts to assure to Grantee the benefits thereof.
          Section 4. Notwithstanding any of the provisions of the foregoing, this instrument shall not constitute an assignment to Grantee of any claim, contract, license, lease, commitment, sales order or purchase order if an attempted assignment of the same without the consent of the other party thereto would constitute a breach thereof or in any way impair the rights of Grantor thereunder.
          Section 5. Nothing in this instrument, express or implied, is intended or shall be construed to confer upon, or give to, any person, firm or corporation other than Grantee and its successors and assigns, any remedy or claim under or by reason of this instrument or any terms, covenants or condition hereof, and all the terms, covenants and conditions, promises and agreements in this instrument contained shall be for the sole and exclusive benefit of Grantee and its successors and assigns.
          Section 6.  This instrument is executed by, and shall be binding upon, Grantor and Grantee, their successors and assigns, for the uses and purposes above set forth and referred to, effective at the close of business on June 28, 1999.
          IN WITNESS WHEREOF, Grantor has caused this Bill of Sale to be signed by its President and its Secretary and its corporate seal to be affixed hereto
on June        , 1999.

                         ARCA CORP.


                         By

                             HARRY J. SANTORO, President
ATTEST:


_________________________________
STEPHEN M. ROBINSON, Secretary
(CORPORATE SEAL)



STATE OF NEW JERSEY      )
                         ) SS.
COUNTY OF BURLINGTON     )

     I certify that on this          day of June, 1999, STEPHEN M. ROBINSON
personally came before me and acknowledged under oath that:
     (a) This person is the Secretary of ARCA CORP., the corporation named in this document;
     (b) This person is the attesting witness to the signing of this document by the proper corporate officer, who is HARRY J. SANTORO, the President of the corporation;
     (c) This document was signed and delivered by the corporation as its voluntary act, duly authorized by a proper resolution of its Board of Directors;
     (d) This person knows the proper seal of the corporation which was affixed to this document; and
     (e)  This person signed this proof to attest to the truth of these facts.


                              _____/S/ STEPHEN M. ROBINSON
                              STEPHEN M. ROBINSON, Secretary
Signed and sworn to before me
on

______________________________

                                  EXHIBIT 10.02

                     INSTRUMENT OF ASSUMPTION
                          OF LIABILITIES


          Instrument of Assumption of Liabilities made effective at the close of business on June 28, 1999 by APTA HOLDINGS, INC., a Delaware corporation ("Obligor"), in favor of ARCA CORP., a New Jersey corporation (the "Company"), pursuant to a Stock Purchase Agreement dated June 4, 1999 between the Company and
Agate Technologies, Inc., a corporation organized under the laws of the State of California (the "Agreement").
          In consideration of the sale, pursuant to the Agreement, by the Company to Obligor of all of the Company's properties, assets, rights, goodwill and business as a going concern, Obligor hereby assumes all the liabilities and obligations of the Company (known and unknown and whether absolute, accrued, contingent or otherwise) existing as of the close of business on June 28, 1999 whether asserted before or after such time; excepting out such obligations of the Company in furtherance of the Agreement as agreed between the parties thereto.
          Without limitation on the generality of the foregoing and whether or not included within its purview, Obligor hereby assumes the following liabilities and obligations of the Company:
          i. to indemnify all persons entitled to indemnification as provided in the New Jersey Business Corporation Law as in force from time to time, or pursuant to the Certificate of Incorporation and By-laws of the Company (as both were in force at the time of the execution of the Agreement) for all actions taken or omitted by them through the date hereof; provided, however, that to the extent that the indemnification called for by this paragraph is furnished by an insurance carrier or carriers, Obligor shall have no obligation to furnish such indemnification;
          ii. for Federal, state and local income and other taxes due and owing for business conducted up to the close of business on June 28, 1999, or arising out of or resulting from the transactions contemplated by the Agreement, including (but not limited to) the conveyances of assets contemplated by the Agreement; and
          iii. under all pension, retirement, profit sharing, bonus and stock option plans and all other so-called fringe benefit plans, undertakings and arrangements.
          The assumption by Obligor of the liabilities and obligations of the Company shall not be construed to defeat, impair or limit in any way any rights or remedies of Obligor to contest or dispute the validity or amount thereof, provided that Obligor will indemnify and hold harmless the Company from any liability which Obligor causes to be contested or disputed.
          For the consideration aforesaid, Obligor, for itself and its successors and assigns, has covenanted, and by this Instrument of Assumption of Liabilities does covenant, with the Company, its successors and assigns, that Obligor and its successors and assigns, will do, execute and deliver, or will cause to be done, executed and delivered, all such further acts and instruments which the Company may reasonably request in order to more fully effectuate the assumption of liabilities provided for in this Instrument.

          IN WITNESS WHEREOF, this Instrument of Assumption of Liabilities has been duly executed and delivered by the duly authorized officers of Obligor as of date.

                              APTA HOLDINGS, INC.


                              By/S/ Harry J. Santoro
                                  HARRY J. SANTORO, President
ATTEST:

/s/ Stephen M. Robinson
STEPHEN M. ROBINSON, Secretary
(CORPORATE SEAL)

                    *************************

STATE OF NEW JERSEY      )
                         ) SS.
COUNTY OF BURLINGTON     )

     I certify that on this       day of June, 1999, STEPHEN M. ROBINSON
personally came before me and acknowledged under oath that:
     (a) This person is the Secretary of ARCA CORP., the corporation named in this document;
     (b) This person is the attesting witness to the signing of this document by the proper corporate officer, who is HARRY J. SANTORO, the President of the corporation;
     (c) This document was signed and delivered by the corporation as its voluntary act, duly authorized by a proper resolution of its Board of Directors;
     (d) This person knows the proper seal of the corporation which was affixed to this document; and
     (e)  This person signed this proof to attest to the truth of these facts.


                              /s/ Stephen M. Robinson
                              STEPHEN M. ROBINSON, Secretary
Signed and sworn to before me
on                                 , 1999


______________________________

                        EARNINGS PER SHARE SCHEDULE

                                Exhibit 11.1



            Calculation of Net Income                   06/30/99

Net Income (loss)                                        (42,486)
   Assumed interest expense reduction                           0
   Assumed interest income increase                             0
                                                        ---------
                                                         (42,486)
                                                       ==========

Calculation of weighted average number of shares

   Weighted average shares outstanding                  1,000,000
   Common stock equivalents                                     0
                                                        ----------
                                                        1,000,000
                                                        ==========


            Net income (loss) per share                     (.04)
                                                        ==========




                                  EXHIBIT 21.1
                       LIST OF SUBSIDIARIES OF REGISTRANT

                              AS OF JUNE 30, 1999



Spring Village Holdings, Inc.
215 West Main Street
Maple Shade, New Jersey  08052


Beran Corp., a Delaware corporation
215 West Main Street
Maple Shade, New Jersey  08052


                                 Exhibit 23.01


             CONSENT FOR INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


     We consent to the use of our report on Apta Holdings, Inc. dated June 29, 1999 in this Registration Statement on Form 10-SB of Apta Holdings, Inc.




                                              HAEFELE, FLANAGAN & CO., P.C.
                                              Certified Public Accountants
                                              Maple Shade, New Jersey
                                              July 20, 1999